AMENDED AND RESTATED

OPERATING AGREEMENT

OF

FREELAND SPIRITS LLC

(an Oregon Limited Liability Company)

Dated and Effective

as of

July 12, 2024

THE UNITS DESCRIBED IN THIS OPERATING AGREEMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR APPLICABLE STATE LAW AND MAY NOT BE SOLD OR TRANSFERRED (A) IN ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND APPLICABLE STATE LAW OR EXEMPTIONS FROM REGISTRATION THEREUNDER AND (B) IN COMPLIANCE WITH THE PROVISIONS SET FORTH IN THIS OPERATING AGREEMENT.

TABLE OF CONTENTS

<u>Exhibits</u>

AMENDED AND RESTATED
OPERATING AGREEMENT
of
FREELAND SPIRITS LLC

(an Oregon Limited Liability Company)

THIS AMENDED AND RESTATED OPERATING AGREEMENT, dated July 12, 2024 (the "***Agreement***"), is made among the Persons whose signatures appear on the signature page hereof.

Introduction

WHEREAS, the Company was organized as a limited liability company under the Oregon Limited Liability Company Act, pursuant to Articles of Organization that was filed on June 17, 2015, with the Secretary of State of the state of Oregon;

WHEREAS, the Company was initially governed by the terms of that certain Operating Agreement, dated as of June 1, 2018, as amended by that First Amendment to Operating Agreement of Freeland Spirits LLC, dated March 5, 2019 and as further amended by that certain Second Amendment to Operating Agreement, dated August 2, 2019 (the "***Prior Agreement***");

WHEREAS, the Members now desire to enter into this Agreement to create a new class of Units in connection with the purchase of Units by a new Member, to admit new Members, to provide for the respective for the rights and obligations of the Members to each other and to the Company, and to address certain other matters;

WHEREAS, with respect to the Profits Interest Units (as such terms are defined herein), this Agreement is intended to constitute a "Compensatory Benefit Plan," as contemplated by Rule 701 promulgated under the Securities Act; and

WHEREAS, the Members mutually acknowledge and agree that all classifications of membership interests in the Company (including all economic, voting, and other rights appertaining thereto) set forth in the Prior Agreement shall be superseded by the classifications and descriptions of Units of membership interest set forth herein in all respects.

Agreement

NOW, THEREFORE, the parties, intending the be legally bound, hereto hereby amend the Prior Agreement in its entirety as follows:

I. FORMATION

1.1 Name. The name of the limited liability company is Freeland Spirits LLC.

1.2 Purpose. The principal purpose and business of the Company is to own, develop and operate a craft distillery, and to exercise all other powers necessary or reasonably connected

or incidental to such purpose and business that may be legally exercised by the Company under the Oregon Limited Liability Company Act, as amended from time to time (the "***Act***").

1.3 Term. The term of the Company shall continue perpetually, unless the Company is earlier dissolved in accordance with Article IX.

1.4 Principal Place of Business. The principal place of business of the Company shall be 4830 NE 13th Avenue, Portland, OR 97211. The Manager may relocate the principal place of business or establish additional offices from time to time.

1.5 Registered Office and Registered Agent. The Company's registered agent and the address of its initial registered office are as follows:

Name	Address
Jill Kuehler	4830 NE 13th Avenue Portland, OR 97211

The registered office and registered agent may be changed by the Manager from time to time in accordance with the requirements of the Act.

1.6 No Personal Liability. Except as otherwise required under this Agreement or by the Act, all debts, obligations and liabilities of the Company, whether arising in contract, tort or otherwise, shall be solely the debts, obligations and liabilities of the Company, and neither a Unit Holder nor a member of the Manager shall be obligated personally for any such debt, obligation or liability of the Company solely by reason of being or acting as a Unit Holder or a member of the Manager.

II. DEFINITIONS

2.1 Definitions. The following terms used in this Agreement shall have the following meanings (unless otherwise expressly provided in this Agreement):

"***Affiliate***" means, with respect to any Person, (i) any other Person directly or indirectly controlling, controlled by, or under common control with such Person, (ii) any Person owning or controlling fifty-one percent (51%) or more of the outstanding voting interests of such Person or, (iii) any officer, director, or general partner of such Person, or (iv) any officer, director, general partner, trustee, or holder of fifty-one percent (51%) or more of the voting interests of any Person described in clauses (i) through (iii). For purposes of this definition, the term "controls," "is controlled by" or "is under common control with" shall mean the possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise.

"***Agreement***" means this Amended and Restated Operating Agreement, as originally executed and as amended from time to time.

"***Assignee***" means the transferee of one or more Units, or other interest in the Company, who has not been admitted as a Substituted Member.

"***Capital Contribution***" means the amount of cash (and cash equivalents) and the Fair Market Value of any other property contributed by a Unit Holder to the capital of the Company (net of any liabilities assumed by the Company in connection with the contribution or to which the contributed property is subject).

"***Change of Ownership***" means: (i) the sale of all or substantially all of the consolidated assets of the Company to a party or parties that are not Affiliates of the Company; (ii) a sale that results in no less than a majority of all issued and outstanding Units being held by a third party that is unaffiliated with the Company and is not a Permitted Transferee; or (iii) a merger, consolidation, recapitalization or reorganization of the Company with a third party or parties (other than a Permitted Transferee) that results in the inability of the Members to designate or elect the Manager, if there is only one Manager, or a majority of the Managers (or the board of directors (or its equivalent) of the resulting entity or its parent company).

"***Class A Unit Holder***" means a Unit Holder holding Class A Units.

"***Class A Units***" means those Units designated as Class A Units.

"***Class B Unit Holder***" means a Unit Holder holding Class B Units.

"***Class B Units***" means those Units designated as Class B Units.

"***Class C Unit Holder***" means a Unit Holder holding Class C Units.

"***Class C Units***" means those Units designated as Class C Units.

"***Code***" means the Internal Revenue Code of 1986, as amended, or corresponding provisions of subsequent superseding federal revenue laws.

"***Company***" means the limited liability company governed by this Agreement.

"***Deficit Capital Account***" means, with respect to any Unit Holder, the deficit balance, if any, in such Unit Holder's Capital Account as of the end of the Fiscal Year, after giving effect to the following adjustments:

(i) credit to such Capital Account any amount that such Unit Holder is obligated to restore to the Company under Regulation Section 1.704-1(b)(2)(ii)(c), as well as any addition thereto pursuant to the next to last sentences of Regulation Sections 1.704-2(g)(1) and (i)(5); and

(ii) debit to such Capital Account the items described in Regulation Section 1.704-1(b)(2)(ii)(d)(4), (5) and (6).

This definition is intended to comply with the provisions of Regulation Sections 1.704-1(b)(2)(ii)(d) and 1.704-2, and shall be interpreted consistently with those provisions.

"***Distributable Cash***" means, with respect to any relevant period, the amount, reasonably determined by the Manager, equal to the excess of (i) the total cash receipts of the Company for

such period, (exclusive of Capital Contributions, and the proceeds of any loans to the Company) plus the amount of any reduction in Reserves, over (ii) the sum of amounts required for the payment of any expenses of the Company, the repayment of any borrowings of the Company, amounts set aside for the creation of or addition to Reserves, and any distributions pursuant to Section 8.2.

"***Fair Market Value***" means, with respect to any non-cash asset, the fair value for such asset as between a willing buyer and a willing seller in an arm's-length transaction occurring on the date of valuation, as determined by the Manager in his, her or its sole discretion.

"***Initial Member***" means Jill Kuehler.

"***Majority Interest***" means more than fifty percent (50%) of the Units entitled to vote pursuant to Article IV (and excluding, for the avoidance of doubt, all Profits Interest Units) held by Members as of the date on which the event triggering the vote, approval, consent or other action of Members occurs, taking into account any adjustment pursuant to Section 10.6.2.

"***Manager***" means Jill Kuehler, or any other Person appointed Manager in accordance with Section 5.7.5.

"***Member***" means each Person (i) who executes a counterpart of this Agreement as a Member, or who may hereafter be admitted as an additional Member or Substituted Member in accordance with the provisions of this Agreement, and (ii) who has not ceased to be a Member.

"***New Securities***" means any Units of the Company whether now authorized or not, any rights, options or warrants to purchase Units and any debt of class of Units of the Company which is convertible into Units (or which is convertible into a security which is, in turn, convertible into Units); provided that the term "New Securities" does not include (i) debt which is not by its terms convertible into Units; (ii) Units issued as a distribution to all Members pro rata or upon any subdivision or combination of Units, or (iii) Class C Units issued pursuant to the terms of that Preferred Unit Purchase Agreement, dated as of July 12, 2024, by and among the Company, the Uncle Nearest Member, and the other parties thereto (the "***UPA***"), including the issuance of Additional Units (as defined in the UPA).

"***Noncompensatory Option***" has the meaning given such term in Regulation Section 1.721-2(f), and includes the conversion feature of any convertible note issued by the Company.

"***Offered Units***" means (i), for purposes of Section 10.3, a Selling Member's Class A Units, Class B Units or Class C Units, as applicable, which are subject to the rights of first refusal; and (ii), for purposes of Section 10.4, all Class B Units or Class C Units, as applicable, held by a Transferor except to the extent provided in Section 10.4.2(b).

"***Other Members***" means (i), for purposes of Section 10.3, Members, other than the Uncle Nearest Member, holding Class A Units, Class B Units, or Class C Units other than the Selling Member; and (ii), for purposes of Section 10.4, Members holding Class B Units, or Class C Units other than the Transferor.

"***Percentage Interest***" means, with respect to each Member, an amount (expressed as a percentage) equal to the number of Units (regardless of the class of Units) held by such Member divided by the number of Units (regardless of the class of Units) outstanding.

"***Person***" means an individual, corporation, partnership, limited liability company, limited liability partnership, joint venture, syndicate, person, trust, association, organization or other entity, including any governmental authority, and including any successor, by merger or otherwise, of any of the foregoing.

"***Prime Rate***" means on any day the publicly announced prime rate of interest of Bank of America N.A., or if Bank of America N.A. shall not be publicly announcing such rate, a comparable base lending rate publicly announced by a commercial bank, selected by the Manager.

"***Profits Interest Unit Holder***" means a Unit Holder holding Profits Interest Units.

"***Profits Interest Units***" means those Units designated as Profits Interest Units.

"***Regulation***" includes temporary and final Treasury Regulations promulgated under the Code and the corresponding sections of any regulations subsequently issued that amend or supersede such regulations.

"***Reserves***" means, with respect to any relevant period, funds set aside or amounts allocated during such period to reserves which may in the sole discretion of the Manager be maintained by the Company for working capital and to pay taxes, insurance, debt service, or any other costs or expenses of the Company.

"***Substituted Member***" means a Person who has acquired Units from another Person and who has been admitted as a substituted Member under Section 10.7.

"***Third-Party Purchaser***" means any Person who, immediately prior to the contemplated transaction: (i) does not directly or indirectly own or have the right to acquire any outstanding Units; or (ii) is not a Permitted Transferee of any Person who directly or indirectly owns or has the right to acquire any Units.

"***Threshold Equity Value***" means, with respect to a Profits Interest Unit Holder, the amount stated as the threshold equity value with respect to Profits Interest Units granted to such Profits Interest Unit Holder pursuant to the Grant Agreement entered into by and between such Profits Interest Unit Holder and the Company, which Threshold Equity Value shall be increased from time to time by the amount of any subsequent Capital Contributions made by any Member.

"***Transfer***" means, with respect to any Units or interest in the Company, or part thereof, as a noun, any voluntary or involuntary assignment, sale or other transfer or disposition of such Units or interest in the Company, or part thereof (which shall include, without limitation and notwithstanding any provision of the Act otherwise to the contrary, a pledge, or the granting of a security interest, lien or other encumbrance in or against, any Units or interest in the Company, or part thereof) and, as a verb, voluntarily or involuntarily to assign, sell or otherwise transfer or dispose of such Units or interest in the Company, or part thereof.

"***Uncle Nearest Member***" means Uncle Nearest Ventures, LLC, a Delaware limited liability, together with its permitted assigns.

"***Unit***" means a unit of ownership in the Company held by a Unit Holder and shall include Class A Units, Profits Interest Units, Class B Units and Class C Units; *provided, however*, that any class of Units issued by the Company shall have the relative rights, powers and duties set forth in this Agreement.

"***Unit Holder***" means a holder of one or more Units as reflected on the Company's books and records, and shall include both Members and Assignees.

"***Unrecovered Capital***" means the aggregate Capital Contributions made with respect to a Class B Unit or Class C Unit, as applicable, reduced by distributions made with respect to such Class B Unit or Class C Unit, as applicable, pursuant to Sections 8.1, 8.2, 8.3, 8.5.1, and 8.5.2.

"***Unvested Profits Interest Unit***" means any Profits Interest Unit that is not a Vested Profits Interest Unit.

"***Vested Profits Interest Unit***" means any Profits Interest Unit that is not subject to vesting or any Profits Interest Unit that has vested in accordance with the terms of the applicable Grant Agreement pursuant to which it was issued.

2.2 Other Definitional Provisions. The following terms are defined in the following Sections of this Agreement:

"***Act***"	Section 1.2
"***Assignee***"	Section 10.6.3
"***Capital Account***"	Section 3.8
"***Dragging Member(s)***"	Section 10.9.1
"***Drag-along Member***"	Section 10.9.1
"***Drag-along Notice***"	Section 10.9.3
"***Drag-along Sale***"	Section 10.9.1
"***Fiscal Year***"	Section 6.2
"***Grant Agreement***"	Section 3.3.1
"***Hold Back Amount***"	Section 8.8
"***Offer***"	Section 10.3(a)
"***Offer Notice***"	Section 10.4.1

"*Offer Period*"	Section 10.3(b)
"*Offering Party*"	Section 10.10
"*Partnership Representative*"	Section 6.4
"*Permitted Transferee*"	Section 10.2
"*Proposed Purchasers*"	Section 10.10
"*Proposed Rules*"	Section 7.7.1
"*Proposed Transaction*"	Section 10.10
"*Proposed Transferees*"	Section 10.3(a)
"*Purchase Offer*"	Section 10.10
"*Purchase Offer Period*"	Section 10.10
"*Purchaser*"	Section 10.4.3(a)
"*Safe Harbor Election*"	Section 7.7.1
"*Safe Harbor Regulation*"	Section 3.3.2
"*Safe Harbor Revenue Procedure*"	Section 3.3.2
"*Selling Member*"	Section 10.3(a)
"*Spousal Consent*"	Section 12.15
"*Tax Distributions*"	Section 8.2
"*Transferor*"	Section 10.4.1
"*Trigger Event*"	Section 10.4.1

III. MEMBERS, CONTRIBUTIONS AND UNITS

3.1 Classes of Units.

3.1.1 **Classes of Units**. The Company shall have four classes of Units: Class A Units, Profits Interest Units, Class B Units, and Class C Units. The holders of each class of Units shall be entitled to the rights and privileges, and be subject to the obligations set forth in this Agreement, ascribed to such class of Units. Any holder of more than one class of Units shall have separate rights under this Agreement with respect to each class of Units held by such Unit Holder. The Manager may, in its discretion, issue certificates representing the Units held by the Unit Holders.

3.1.2 **Name and Address of Unit Holders**. The name and address of each Unit Holder, and the number and class of Units held by such Unit Holder shall be set forth on Schedule 1, as amended from time to time.

3.2 Issuance of Units.

3.2.1 **Units**. As set forth in the subscription agreements and purchase agreements related to such Units, each Class B Unit Holder and Class C Unit Holder has made the Capital Contribution giving rise to their Capital Account balance and is deemed to own the number of Class B Units and Class C Units, respectively, set forth opposite their name on Schedule 1. Each Class A Unit Holder holds the number of Class A Units set forth opposite his, her or its name on Schedule 1 in consideration for the previous Capital Contribution giving rise to such Class A Unit Holder's initial Capital Account balance, if any, and/or the services rendered or to be rendered to the Company in his, her or its capacity as a Member.

3.2.2 **Conversion of Class B Units and Class C Units**. In the event of a dissolution of the Company and a liquidation distribution to Unit Holders pursuant to Section 8.5, if the sum of (i) the amount that would be distributable with respect to a Class B Unit or Class C Unit pursuant to Section 8.5.1 or Section 8.5.2, as applicable, plus (ii) the aggregate amount previously distributed with respect to such Class B Unit or Class C Unit pursuant to Sections 8.1 and 8.2 would be less than the amount distributable with respect to such Class B Unit or Class C Unit if it had been converted into a Class A Unit prior to such dissolution, then such Class B Unit or Class C Unit shall be automatically converted into a Class A Unit on a one-to-one basis prior to such dissolution.

3.3 Profits Interest Units.

3.3.1 **In General**. The Manager shall have the right to cause the Company to issue Profits Interest Units to existing or new employees, consultants or other service providers of the Company pursuant to a written agreement setting set forth the number of Profits Interest Units issued, the vesting of such Profits Interest Units, and such other terms regarding such Person's interest in the Company as the Manager shall determine (a "***Grant Agreement***"). A Profits Interest Unit Holder shall not be required to make any Capital Contribution in consideration for his, her or its Profits Interest Units, and shall have an initial Capital Account balance attributable to such Profits Interest Units of zero ($0). Upon execution of a Grant Agreement and subject to compliance with Section 3.5, a Profits Interest Unit Holder shall be admitted to the Company as a Member.

3.3.2 **Treatment as a Profits Interest.** Until such time as (a) the proposed revenue procedure described in IRS Notice 2005-43, 2005-24 I.R.B. 1221 (or any similar provision) (the "***Safe Harbor Revenue Procedure***"), and (b) Proposed Treasury Regulation Section 1.83-3(l) (or any similar provision) (the "***Safe Harbor Regulation***"), are finalized, the Company and each Unit Holder agrees that the Profits Interest Units shall be treated by the Company and each Unit Holder as a "profits interest," as defined in IRS Revenue Procedure 93-27, 1993-2 C.B. 343, and further described in IRS Revenue Procedure 2001-43, 2001-2 C.B. 191. In connection with any issuance of Profits Interest Units, the Manager shall determine the Threshold Equity Value as of the date of such issuance consistent with the intended characterization of such Profits Interest Unit as a "profits interest" (as more fully described in the

first sentence of this Section 3.3.2) and such Threshold Equity Value shall (i) be set forth in the Grant Agreement entered into between the Company and the Person to whom the Profits Interest Units are issued, and (ii) be increased from time to time by the amount of any subsequent Capital Contributions made by any Member.

3.4 Rights Regarding Capital Contributions. Except as expressly set forth in this Agreement, no Unit Holder shall: (a) have the right or be required to make Capital Contributions; (b) be entitled to interest on any Capital Contribution or on his, her or its Capital Account or be entitled to withdraw or demand the return of any Capital Contribution or his, her or its Capital Account; or (c) have personal liability for the payment of any Capital Contribution required to be made by any other Unit Holder.

3.5 Additional and Substituted Members. Additional Members shall be admitted only with the consent of the Manager, *provided* such Person becomes a party hereto as a Member by executing a Joinder, in the form attached hereto as Exhibit A. Substituted Members shall be admitted only in accordance with Section 10.7.

3.6 Participation Right.

3.6.1 For so long as the Uncle Nearest Member holds at least 739 Class C Units, prior to any issuance of New Securities, the Uncle Nearest Member shall be given the opportunity to acquire up to its pro rata share of such New Securities, determined based on the number of Units owned by the Uncle Nearest Member as a percentage of the total Units issued and outstanding. The Company shall provide written notice to the Uncle Nearest Member of the decision to issue New Securities, together with a description of the consideration and other terms of such issuance. Notwithstanding anything to the contrary, the rights granted in this Section 3.6 shall not be applicable with respect to the Uncle Nearest Member if, (a) at the time of the sale of such New Securities, the Uncle Nearest Member is not an "accredited investor," as that term is then defined in Rule 501(a) under the Securities Act of 1933, as amended, and (b) such New Securities are otherwise being offered only to accredited investors.

3.6.2 For a period of five (5) business days following the delivery of such notice by the Company, the Company shall be deemed to have irrevocably offered to sell to the Uncle Nearest Member up to that number of New Securities equal to the Uncle Nearest Member's pro rate share, for the price and upon the terms specified in the notice. If the Uncle Nearest Member elects to exercise its participation rights hereunder, the Uncle Nearest Member shall give written notice to the Company of its election and stating therein the quantity of New Securities to be purchased. The closing for such issuance of New Securities to the Uncle Nearest Member shall occur within sixty (60) days of the Company's receipt of the Uncle Nearest Member's written notice to elect to exercise its participation rights in this Section 3.6.

3.7 Adjustments to Capital Accounts on Exercise of Noncompensatory Options. Notwithstanding anything to the contrary in this Agreement, upon exercise of a Noncompensatory Option, the Capital Accounts of the Members (including the new or existing Member exercising the Noncompensatory Option) shall be adjusted as follows:

(a) The book value of all Company properties shall be adjusted immediately after such exercise in accordance with Regulation Section 1.704-1(b)(2)(iv)(s) to equal their respective gross fair market values, as reasonably determined by the Manager;

(b) Any unrealized income, gain, loss or deduction in Company assets that has not previously been reflected in the Capital Accounts of the Members shall, notwithstanding anything in Article VII or Section 3.7 to the contrary, be allocated first to the new or existing Member exercising the Noncompensatory Option to the extent necessary to reflect such Member's right to share in Company capital under the terms of the Noncompensatory Option and this Agreement and thereafter shall be allocated to the other Members in accordance with Article VII;

(c) In determining the amount of any unrealized income, gain, loss or deduction in Company properties for purposes of this Section 3.7, the book value of Company assets shall be adjusted to account for Noncompensatory Options (not including the Noncompensatory Option the exercise of which triggered the Capital Account adjustments required by this Section 3.7) outstanding at the time of the adjustments required by this Section 3.7. Any such adjustments shall be made in a manner consistent with Regulation Section 1.704-1(b)(2)(iv)(h)(2);

(d) If, after making the allocations of Company income, gain, loss or deduction described in Section 3.7(b), the Capital Account of the Member exercising the Noncompensatory Option does not properly reflect such Member's right to share in Company capital under the terms of such Noncompensatory Option and this Agreement, then the Company shall reallocate Company capital, and adjust the Capital Accounts of the Members, so that the Capital Account of the Member exercising the Noncompensatory Option properly reflects such Member's right to share Company capital; and

(e) The Company shall otherwise comply with the rules of Regulation Sections 1.704-1(b)(2)(iv)(s).

3.8 Capital Accounts. A capital account ("***Capital Account***") shall be determined and maintained for each Unit Holder in accordance with the principles of Regulation Section 1.704-1(b) at all times throughout the full term of the Company. In the event of a permitted Transfer of Unit(s) or an interest in the Company, the Capital Account of the transferor shall become the Capital Account of the transferee to the extent it relates to the Transferred Unit(s) or interest in the Company.

The book value of all Company properties shall be adjusted to equal their respective Fair Market Values as of the following times: (a) in connection with the acquisition of a Unit or interest in the Company by a new or existing Unit Holder for more than a *de minimis* Capital Contribution; (b) in connection with the liquidation of the Company as defined in Regulation Section 1.704-(1)(b)(2)(ii)(g); (c) in connection with the grant of a Unit or interest in the Company (other than a *de minimis* interest) as consideration for the provision of services to or for the benefit of the Company by an existing Unit Holder or a new Unit Holder; (d) in connection with a more than *de minimis* distribution to a retiring or a continuing Unit Holder as consideration for all or a portion of his, her or its Units; or (e) under such other circumstances as may be permitted under Regulation Section 1.704-1(b)(2)(iv)(f).

3.9 No Withdrawal. No Unit Holder shall voluntarily withdraw from the Company without the consent of the Manager. A withdrawal in violation of this Section 3.9 shall constitute a breach of this Agreement for which the Company and the other Members shall have the remedies provided under applicable law.

IV. ACTION BY MEMBERS

4.1 General. For situations in which approval of the Members is required by this Agreement or non-waivable provisions of applicable law, the Members shall act through meetings and/or written consents as provided in this Article IV. Except as otherwise required by this Agreement or non-waivable provisions of applicable law (and taking into account adjustments pursuant to Section 10.6.2), each Member shall be entitled to one vote per Class A Unit, one vote per Class B Unit, and one vote per Class C Unit held thereby on all matters upon which the Members have the right to vote, and Members holding Profits Interest Units shall not have any voting rights with respect to such Profits Interest Units.

4.2 Meetings. Meetings of Members are not required, but may be called by the Manager or by Member(s) holding 30% or more of the outstanding Class B Units and Class C Units, together as a single class, held by Members. No business shall be transacted at any meeting of Members except as is specified in the notice calling such meeting.

4.3 Place of Meetings. The Manager or the Member(s) calling the meeting, as applicable, may designate any place, either within or outside the state of Oregon, as the place of meeting for any meeting of the Members. If no designation is made, the place of meeting shall be the principal office of the Company specified in Section 1.4.

4.4 Notice of Meetings. Written notice stating the place, day and time of the meeting and the purpose for which the meeting is called shall be delivered, in accordance with Section 12.1, not less than ten (10) nor more than fifty (50) calendar days before the date of the meeting by or at the direction of the Manager or the Member(s) calling the meeting to each Member entitled to vote at such meeting.

4.5 Record Date. For the purpose of determining Members entitled to notice of or to vote at any meeting of Members or any adjournment thereof, or Unit Holders entitled to any distribution, the date on which notice of the meeting is first delivered or mailed, or the date on which a resolution declaring such distribution is adopted, as the case may be, shall be the record date for such determination of Members or Unit Holders. When a determination of Members entitled to vote at any meeting of Members has been made as provided in this Section 4.5, such determination shall apply to any adjournment thereof.

4.6 Manner of Acting.

4.6.1 **Quorum.** Members holding a Majority Interest, represented in person or by proxy, shall constitute a quorum at any meeting of the Members. In the absence of a quorum at any such meeting, a majority of the Units entitled to vote at the meeting so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) calendar days without further notice. However, if the adjournment is for more than sixty (60) calendar days, or if after the adjournment a new record date is fixed for the adjourned meeting, notice of the adjourned meeting

shall be given to each Member entitled to vote at such meeting. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally noticed.

4.6.2 **Manner of Acting.** If a quorum is present, the affirmative vote of Members present at the meeting in person or by proxy holding a Majority Interest shall be the act of the Members, except as otherwise required under this Agreement.

4.7 Proxies. At all meetings of Members, a Member may vote in person or by proxy executed in writing by the Member or by the Member's attorney-in-fact or agent appointed in writing. Such proxy or appointment shall be filed with the Company before or at the time of the meeting. No proxy or appointment shall be valid after eleven (11) months from the date of its execution, unless otherwise provided in the proxy or appointment.

4.8 Waiver of Notice. When any notice is required to be given to any Member, a waiver thereof in writing signed by the Member entitled to such notice, whether before, at, or after the time stated therein, shall be equivalent to the giving of such notice. Attendance at a meeting shall constitute waiver of notice of the meeting unless the Member at the beginning of the meeting objects to holding the meeting or transacting business at the meeting.

4.9 Action Without Meeting. Any action required or permitted to be taken by the Members at a meeting may be taken without a meeting if a consent in writing, describing the action taken, is signed by Members whose votes would be necessary to approve the action had such action been properly voted on at a duly called meeting of the Members. Any action taken pursuant to this Section 4.9 shall be effective when the Members with the requisite vote have signed the consent or approval, unless the consent specifies a different effective date. The record date for determining Members entitled to take action pursuant to this Section 4.9 shall be the date the first Member signs a written consent. Notice of any approved action taken pursuant to this Section 4.9 shall be provided to all Members, and shall be included in the minutes of the Company.

4.10 Meetings by Telephone, Etc. Meetings of the Members may be held by conference telephone or by any other means of communication by which all participants can hear each other simultaneously during the meeting, and such participation shall constitute presence in person at the meeting.

V. MANAGEMENT

5.1 Management by Manager. The Company is a "manager-managed limited liability company" within the meaning of the Act. Except for situations in which approval of the Members is expressly required by this Agreement or non-waivable provisions of applicable law, the business and affairs of the Company shall be managed by the Manager or its successor appointed as provided in Section 5.7.5 (the "***Manager***"). The Manager shall have full and complete authority, power and discretion to manage and control the business, affairs and properties of the Company in the ordinary course of the Company's business, and to perform any and all other acts or activities customary or incident to the management of the Company in the ordinary course of its business. Without limiting the generality of the foregoing, the Manager shall have power and authority, on behalf of the Company, to:

(a) except as provided in Section 5.2, borrow money on such terms as the Manager deems appropriate, and in connection therewith, to hypothecate, encumber and grant security interests in the assets of the Company to secure repayment of the borrowed sums;

(b) purchase liability and other insurance to protect the Company's property and business;

(c) except as provided in Section 5.2, to acquire, improve, manage, charter, operate, sell, transfer, exchange, or dispose of any real or personal property of the Company;

(d) invest Company funds temporarily in time deposits, short-term governmental obligations, commercial paper or other short-term investments;

(e) except as provided in Section 5.2, execute instruments and documents, including without limitation, checks, drafts, notes and other negotiable instruments, mortgages or deeds of trust, security agreements, financing statements, documents providing for the acquisition, mortgage or disposition of the Company's property, assignments, bills of sale, leases, partnership agreements, limited liability company agreements or operating agreements of other limited liability companies, and any other instruments or documents necessary, in the opinion of the Manager, to the business of the Company;

(f) cause the Company to incur expenses or to incur expenses on behalf of the Company as the Manager deems necessary to the Company's business;

(g) engage accountants, legal counsel, managing agents or other experts to perform services for the Company and to compensate them from Company funds;

(h) enter into any and all other agreements with any other person for any purpose, in such form as the Manager may approve;

(i) open bank accounts in the name of the Company; and

(j) do and perform all other acts as may be necessary or appropriate to the conduct of the Company's business.

5.2 Limit on Authority.

(a) In addition to any other action which requires approval of the Members under this Agreement (which shall require such level of approval as set forth herein), the Manager shall not have authority, without the approval of the Members holding a Majority Interest, to take any of the following actions ("***Major Decisions***") on behalf of the Company:

(i) hypothecating, mortgaging, encumbering, selling, transferring or otherwise disposing of all or substantially all of the Company's assets;

(ii) make any distribution of cash or other property to the Members, other than as provided in Article VIII and Section 9.2;

(iii) loan Company funds or assets to any Member or Manager;

(iv) issue Profits Interest Units if following the issuance of such Profits Interest Units the aggregate Percentage Interest held by all of the Profits Interest Unit Holders would exceed 15% of the total outstanding Units;

(v) take any action in contravention of this Agreement or that would have a material adverse effect on the Company or its ability to conduct its business; or

(vi) amend this Agreement except as contemplated in the second sentence of Section 12.6.

(b) In addition to any other action which requires approval of the Members under this Agreement (which shall require such level of approval as set forth herein), the Manager shall not have authority, without the approval of the Members holding at least a majority of all issued and outstanding Class C Units, to take any of the following actions on behalf of the Company:

(i) increase the compensation of the executive officers by more than twenty percent (20%), including approving any Profits Interest Units to executive officers;

(ii) loan Company funds or assets to any Manager, Member, or employee of the Company; or

(iii) purchase any stock or other securities of, any subsidiary or other corporation, partnership, or other entity.

(c) In the event that the Manager requests the approval of the Members holding Class C Units in accordance with Section 5.2(b) and does not receive a written response from the requisite majority within five (5) Business Days, the Members holding at least a majority of all issued and outstanding Class C Units shall be deemed to have approved or given written consent of the action described in the written notice or consent delivered by, or on behalf of, the Manager, and the Manager shall notify such Members in writing that the action has been approved.

5.3 Discharge of Management Duties; Time Devoted to Management. The Manager shall perform its managerial duties in good faith, in a manner he, she, or it reasonably believes to be in the best interests of the Company and its Members, and with such care as an ordinarily prudent person in a like position would exercise under similar circumstances. The Manager shall cause the Company to conduct its business, operations and affairs separately from those of the Manager, any Member or any Affiliate thereof. The Manager shall be required to devote only such time to the affairs of the Company as the Manager determines may be necessary to manage and operate the Company.

5.4 Officers and Agents. The Manager may appoint any officers, assistant officers and agents. Any two or more offices may be held by the same individual. The term of office of all officers shall commence upon their appointment and continue until their successors are appointed or until their resignation or removal. Any officer or agent appointed by the Manager may be

removed by the Manager at any time with or without cause. The Company may pay its officers and agents reasonable compensation for their services as fixed by the Manager.

5.5 Independent Activities. The Manager may enter into or engage in other investments, businesses, transactions or activities for the Manager's own account, and the Manager shall have no obligation to first offer the Company or the Members an opportunity to participate in the investment, business, transaction or activity or to account to the Company or the Members for the investment, business, transaction or activity or the profits from the investment, business, transaction or activity. The foregoing notwithstanding, the Manager may not engage in investments, business or transactions in respect of businesses that are directly competitive with the business of the Company without the consent of Members holding at least seventy-five percent (75%) of the Units entitled to vote pursuant to Article IV (and excluding, for the avoidance of doubt, all Profits Interest Units) as of the date on which the event triggering the vote, approval, consent or other action of Members occurs, taking into account any adjustment pursuant to Section 10.6.2; provided, however, that no consent shall be required for the Manager to sit on the board of, or otherwise be affiliated with, any trade association or in respect of any minority investment (five percent (5%) or less of the outstanding voting equity) by the Manager in which the Manager does not exercise any governance control.

5.6 Compensation and Reimbursement. The Manager shall receive compensation, if any, for services rendered to the Company only as approved by the Members holding a Majority Interest. The Manager shall be reimbursed by the Company for reasonable out-of-pocket expenses incurred by the Manager in connection with the Company's business.

5.7 Term; Resignation; Removal; Vacancies.

5.7.1 Term. The Manager shall hold office until the Manager's resignation or removal in accordance with Section 5.7.2 and Section 5.7.3, respectively. Any Manager who resigns or is removed shall cooperate with any successor Manager appointed by the Members pursuant to Section 5.7.5, and shall furnish all information and documentation reasonably requested of such Person relating to the management and operation of the Company.

5.7.2 Resignation. The Manager may voluntarily resign as Manager upon ninety (90) calendar days' written notice to all the Members. The resignation of the Manager shall take effect upon receipt of notice thereof or at such later time as shall be specified in such notice. Unless otherwise specified in any notice or resignation, the acceptance of such resignation shall not be necessary to make it effective.

5.7.3 Removal Only for Cause. The Manager may be removed by the affirmative vote of Members holding a Majority Interest, but only for "cause." For purposes of this Section 5.7.3, "cause" shall mean the occurrence of any of the following circumstances:

(i) any misappropriation of Company funds or other Company property by the Manager;

(ii) the Manager's conviction of or plea of *nolo contendere* to any felony based upon actions or omissions occurring or alleged to have occurred during the term of the Company;

(iii) the Manager's engagement in illegal, dishonest, or fraudulent conduct, not covered by clauses (i), (ii) or (iv), that subjects the Company to material financial loss; or

(iv) the Manager's "dereliction of duty" in the sense of (X) persistent neglect or material or cumulative negligence by the Manager in the Manager's performance of his obligations and duties under this Agreement, (Y) intentional or bad faith entry by the Manager into transactions with the Company, which transactions convey a material disadvantage upon the Company (measured by reference to the terms and conditions that the Company could obtain from non-affiliated parties dealing at arms' length); or (Z) willful and repeated failure by the Manager to perform the Manager's obligations under this Agreement.

5.7.4 Effect on Status as Member. The resignation by, or removal or other termination of, a Person as the Manager shall not affect such Person's rights as a Member nor constitute a withdrawal of such Person in any capacity as a Member.

5.7.5 Vacancies. Any vacancy occurring for any reason in the position of Manager shall be filled by such Person as is approved by the Members holding a Majority Interest.

5.8 Right to Rely on the Manager. Subject to obtaining any required approval of the Members, the signature of the Manager shall be necessary and sufficient to acquire and convey title to any Company property or to execute any promissory notes, security agreements, trust deeds, mortgages or other instruments of hypothecation or any other agreements or documents necessary to effectuate any provision of this Agreement or carry out the purposes of the Company, and a copy of this Agreement may be shown to the appropriate parties in order to confirm the same. Any Person dealing with the Company may rely (without duty of further inquiry) upon a certificate signed by the Manager as to:

(a) the identity of any Unit Holder or the Manager;

(b) the existence or nonexistence of any fact or facts that constitute a condition precedent to acts by the Manager or a Unit Holder or that are in any other manner germane to the business or affairs of the Company;

(c) the Persons that are authorized to execute and deliver any instrument or document of the Company; and

(d) any act or failure to act by the Company or any other matter whatsoever involving the Company or any Unit Holder that involves the apparent carrying on in the usual way the business or affairs of the Company.

VI. RECORDS; ACCOUNTING AND TAX MATTERS

6.1 Books of Account. The Company shall maintain records and accounts of all of its operations and expenditures, and each Member shall at all reasonable times have access to such books and records and the right to inspect the same. At a minimum the Company shall keep at its principal place of business the following records:

(a) A current list and past list, setting forth the full name and last known business, residence or mailing address of each Member and Manager;

(b) A copy of the Articles of Organization and all amendments thereto, together with executed copies of any powers of attorney pursuant to which any amendment has been executed;

(c) Copies of this Agreement and all amendments hereto, and a copy of any prior operating agreements no longer in effect, and copies of any writings permitted or required under the Act;

(d) Copies of any actions taken by the Members;

(e) Copies of the Company's federal, state, and local tax returns and reports, if any, for the three (3) most recent Fiscal Years; and

(f) Copies of the Company's financial statements for the three (3) most recent Fiscal Years.

6.2 Fiscal Year. The Company's fiscal year shall be its taxable year, which shall be the calendar year (or part thereof in the case of the Company's first and last taxable year), or such other year as is required by Code Section 706 (the "***Fiscal Year***").

6.3 Tax Returns. The Company shall prepare and timely file all required federal and state income tax returns. As soon as practical after the end of each Fiscal Year, the Company shall furnish to each Unit Holder a statement suitable for use in the preparation of the Unit Holder's income tax return.

6.4 Tax Matters Partner. The Initial Member, or if the Initial Member is not eligible or is otherwise unwilling to serve, then such other Member as is designated by the Manager, shall be the "***Partnership Representative***" as provided in Code Section 6223(a) (as amended by the Bipartisan Budget Act of 2015 ("***BBA***")), and corresponding provisions of any state or local tax law, *provided that* the Manager may replace the Person acting as the Partnership Representative if not the Initial Member. The Partnership Representative shall otherwise act in compliance with the provisions of this Agreement. The Company shall indemnify and reimburse the Partnership Representative for all reasonable expenses, including legal and accounting fees, claims, liabilities, losses and damages, incurred in connection with any administrative or judicial proceeding with respect to the tax liability of the Unit Holders attributable to the Company. No Unit Holder shall have any obligation to provide funds for such purpose. The provisions for exculpation and indemnification of the various Persons set forth in Sections 11.1 and 11.2, respectively, shall be fully applicable to the Person acting as Partnership Representative.

6.5 Tax Elections. In addition to the to the Safe Harbor Election of Section 7.7, the Manager shall have the authority, in its sole discretion, to make any and all elections for federal, state, and local tax purposes, including, without limitation, any election, if permitted by applicable law: (a) to adjust the basis of Company property pursuant to Code Sections 754, 734(b), and 743(b), or comparable provisions of state or local law, in connection with transfers of Unit(s) and distributions made by the Company; and (b) to extend the statute of limitations for assessment of

tax deficiencies against Unit Holders with respect to adjustments to the Company's federal, state, or local tax returns. Each Unit Holder will, upon request by the Manager, supply the information necessary to give proper effect to any such election.

VII. ALLOCATIONS

7.1 Allocation of Net Profit and Loss - In General.

7.1.1 **In General**. After giving effect to the special allocations set forth in Sections 7.2 and 7.3, the net profit or net loss of the Company for any Fiscal Year or other relevant period (and, to the extent necessary, items of Company income, gain, loss and deduction) shall be allocated among the Unit Holders in such a manner that causes each Unit Holder's Capital Account as nearly as possible to have a balance equal to (i) the amount such Unit Holder would receive (or be obligated to contribute) if all assets of the Company (including cash) were sold for their book values (as determined under Regulation Section 1.704-1(b)(2)), all liabilities of the Company were satisfied in accordance with their terms (limited with respect to each nonrecourse liability to the book values of the assets securing such liability) and all remaining assets were then distributed pursuant to Section 8.5, less (ii) such Unit Holder's share of "partnership minimum gain" and "partner nonrecourse debt minimum gain" (both as defined in Regulations Section 1.704-2) immediately prior to such hypothetical sale, less such Unit Holder's obligation (if any) to make Capital Contributions. This Section 7.1.1 is intended to satisfy the requirements of the "economic effect equivalence" test set forth in Regulation Section 1.704-1(b)(2)(ii)(d) and shall be interpreted and applied consistently therewith.

7.1.2 **Loss Limitation**. Notwithstanding Section 7.1.1, the amount of net loss allocated to any Unit Holder with respect to any Fiscal Year or other relevant period shall not exceed the maximum amount of net loss that can be so allocated without causing such Unit Holder to have or have an increase to a Deficit Capital Account at the end of such Fiscal Year or other relevant period. If some but not all of the Unit Holders would have Deficit Capital Accounts as a consequence of an allocation of net loss pursuant to Section 7.1.1, the limitation set forth in this Section 7.1.2 shall be applied on a Unit Holder-by-Unit Holder basis so as to allocate the maximum permissible net loss to each Unit Holder under Regulation Section 1.704-1(b)(2)(ii)(d). To the extent net loss is subject to the limitation contained in this Section 7.1.2 and reallocated to other Unit Holders, net profit shall be allocated to such other Unit Holders to the extent and in reverse order of the net loss so reallocated for the purpose of offsetting the effect of this Section 7.1.2.

7.2 Special Allocations. The following special allocations shall be made for any Fiscal Year in the following order:

7.2.1 **Minimum Gain Chargeback**. If there is a decrease in the Company's "partnership minimum gain," as defined in and determined under Regulation Sections 1.704-2(b)(2) and 1.704-2(d), the minimum gain chargeback provisions of Regulation Section 1.704-2(f), which are hereby incorporated into this Agreement by this reference, shall be applied.

7.2.2 **Member Minimum Gain Chargeback**. If there is a decrease in any Unit Holder's share of "partner nonrecourse debt minimum gain," as defined in and determined under Regulation Section 1.704-2(i), the partner nonrecourse debt minimum gain chargeback provisions

of Regulation Section 1.704-2(i)(4), which are hereby incorporated into this Agreement by this reference, shall be applied.

7.2.3 **Qualified Income Offset**. If any Unit Holder unexpectedly receives any adjustments, allocations, or distributions described in Regulation Sections 1.704-1(b)(2)(ii)(d)(4), (5) or (6), items of Company income and gain shall be specially allocated to such Unit Holder in accordance with Regulation Section 1.704-(1)(b)(2)(ii)(d).

7.2.4 **Gross Income Allocation**. If any Unit Holder has a deficit balance in its Capital Account at the end of a Fiscal Year that is in excess of the sum of (a) the amount of such deficit, if any, such Unit Holder is obligated to restore pursuant to any provision of this Agreement and (b) the amount of such deficit such Unit Holder is deemed to be obligated to restore pursuant to the next to the last sentences of Regulation Sections 1.704-2(g)(1) and 1.704-2(i)(5), such Unit Holder shall be specially allocated items of Company income and gain in the amount of such excess as quickly as possible, *provided that* an allocation pursuant to this Section 7.2.4 shall be made only if and to the extent such Unit Holder would have a Deficit Capital Account balance in excess of such sum after all of the allocations provided for in this Article VII have been tentatively made as if this Section 7.2.4 and Section 7.2.3 were not in this Agreement.

7.2.5 **Nonrecourse Deductions**. "Nonrecourse deductions," as defined in and determined under Regulation Sections 1.704-2(b)(1) and (c), shall be allocated among the Unit Holders in the manner in which net profit is allocated under Section 7.1.1.

7.2.6 **Member Nonrecourse Deductions**. "Partner nonrecourse deductions," as defined in and determined under Regulation Sections 1.704-2(i)(1) and (2), shall be specially allocated among the Unit Holders in accordance with Regulation Section 1.704-2(i).

7.2.7 **Corrective Allocations Following Certain Capital Account Adjustments to Reflect Exercise of Noncompensatory Options**. If the Capital Accounts of the Members are adjusted pursuant to Section 3.7(d), then the Company shall make corrective allocations of items of Company income, gain, loss and deduction in the manner and to the extent required by Regulation Sections 1.704-1(b)(2)(iv)(s)(4) and 1.704-1(b)(4)(x).

7.3 Corrective Allocations. The allocations set forth in Section 7.2 are intended to comply with certain regulatory requirements under Code Section 704(b). The Unit Holders intend that, to the extent possible, all allocations made pursuant to Section 7.2 will, over the term of the Company, be offset either with other allocations pursuant to Section 7.2 or with special allocations of other items of Company income, gain, loss, or deduction pursuant to this Section 7.3. Accordingly, the Manager is hereby authorized and directed to make offsetting allocations of Company income, gain, loss or deduction under this Section 7.3 in whatever manner the Manager determines is appropriate so that, after such offsetting special allocations are made (and taking into account the reasonably anticipated future allocations of income and gain pursuant to Sections 7.2.1 and 7.2.2), the Capital Accounts of the Unit Holders are, to the extent possible, equal to the Capital Accounts each would have if the provisions of Section 7.2 were not contained in this Agreement and all income, gain, loss and deduction of the Company were instead allocated pursuant to Section 7.1.

7.4 Other Allocation Rules.

7.4.1 **General**. Except as otherwise provided in this Agreement, all items of Company income, gain, loss, deduction, credit, and any other allocations for a Fiscal Year not otherwise provided for shall be allocated among the Unit Holders in the same proportion as net profit or net loss are allocated among the Unit Holders for such Fiscal Year, or as otherwise may be required under the Code and the Regulations thereunder.

7.4.2 **Allocation of Excess Nonrecourse Liabilities**. Solely for purposes of determining a Unit Holder's proportionate share of the "excess nonrecourse liabilities" of the Company within the meaning of Regulation Section 1.752-3(a)(3), the Unit Holders' interests in the Company's profits shall be their respective Percentage Interests.

7.4.3 **Allocations in Connection with Varying Interests**. If, during a Fiscal Year, there is (a) a permitted Transfer of all or any portion of a Unit Holder's Units, or (b) the admission or withdrawal of a Unit Holder, net profit, net loss, each item thereof, and all other tax items of the Company for such Fiscal Year shall be divided and allocated among the Unit Holders by taking into account their varying interests during such Fiscal Year in accordance with Code Section 706(d) and using any conventions permitted by law and selected by the Manager.

7.5 Determination of Net Profit or Loss. The net profit or net loss of the Company, for each Fiscal Year, shall be an amount equal to the Company's taxable income or loss for such period, determined in accordance with Code Section 703(a), with the following adjustments:

(a) All items of income, gain, loss or deduction required to be stated separately pursuant to Code Section 703(a)(1), including income and gain exempt from federal income tax, shall be included in taxable income or loss;

(b) Expenditures described in Code Section 705(a)(2)(B) or treated as Code Section 705(a)(2)(B) expenditures pursuant to Regulation Section 1.704-1(b)(2)(iv)(i) and not otherwise taken into account in computing net profit or loss shall be subtracted from such taxable income or added to net loss;

(c) Any adjustment to the book value of the assets of the Company pursuant to the second paragraph of Section 3.8 shall be treated as an item of gain or loss, as the case may be;

(d) For purposes of computing taxable income or loss on the disposition of an item of Company property or for purposes of determining the cost recovery, depreciation, or amortization deductions with respect to such property, the Company shall use such property's book value determined in accordance with Regulation Section 1.704-1(b); and

(e) Any items that are specially allocated pursuant to Section 7.2 or 7.3 shall not be taken into account in computing the Company's net profit or loss.

7.6 Mandatory Tax Allocations Under Code Section 704(c). In accordance with Code Section 704(c) and Regulation Section 1.704-3, income, gain, loss and deduction with respect to any property contributed to the capital of the Company shall, solely for tax purposes, be allocated among the Unit Holders so as to take account of any variation between the adjusted basis of such property to the Company for federal income tax purposes and its initial book value computed in accordance with Regulation Section 1.704-1(b). Prior to the contribution of any

property to the Company that has a Fair Market Value that differs from its adjusted tax basis in the hands of the contributing Unit Holder on the date of the contribution, the contributing Unit Holder and the Manager shall determine the allocation method to be applied with respect to that property under Regulation Section 1.704-3. The same procedure shall apply to any revaluation of Company property as permitted under Regulation Section 1.704-1(b)(2)(iv)(f); *provided*, that all decisions regarding allocation methods under Regulation Section 1.704-3 with respect to revalued Company property shall be made by the Manager.

Allocations pursuant to this Section 7.6 are solely for purposes of federal, state, and local taxes and shall not affect, or in any way be taken into account in computing, any Unit Holder's Capital Account or share of net profit, net loss, or other items as computed for book purposes, or distributions pursuant to any provision of this Agreement.

7.7 Tax Elections; Safe Harbor Valuation of Profits Interests.

7.7.1 The Manager, in its discretion, may cause the Company to make an election to value any Profits Interest Units granted in connection with the performance of services for or on behalf of the Company at liquidation value (the "***Safe Harbor Election***"), as the same may be permitted pursuant to or in accordance with the finally promulgated successor rules to the Safe Harbor Regulation and the Safe Harbor Revenue Procedure or any successor administrative guidance (collectively, the "***Proposed Rules***"). If the Manager causes the Company to make the Safe Harbor Election, the Company shall make any allocations of items of income, gain, deduction, loss or credit (including forfeiture allocations and elections as to allocation periods) necessary or appropriate to effectuate and maintain the Safe Harbor Election. Any such Safe Harbor Election shall be binding on the Company and on all of its Unit Holders with respect to all grants of Profits Interest Units in connection with the performance of services thereafter made by the Company while a Safe Harbor Election is in effect. A Safe Harbor Election once made may be revoked by the Manager as permitted by the Proposed Rules or any applicable rule. Each Unit Holder (including any Person to whom Profits Interest Units are granted in connection with the performance of services) hereby agrees to comply with all requirements of the Safe Harbor Election with respect to Profits Interest Units granted in connection with the performance of services while the Safe Harbor Election remains effective. The Manager shall file or cause the Company to file all returns, reports and other documentation as may be required to perfect and maintain the Safe Harbor Election with respect to grants of Profits Interest Units that are covered by such Safe Harbor Election.

7.7.2 The Manager is hereby authorized and empowered, without further vote or action of the Unit Holders, to amend this Agreement as necessary to comply with the Proposed Rules or any rule, in order to provide for a Safe Harbor Election and the ability to maintain or revoke the same, and shall have the authority to execute any such amendment by and on behalf of each Unit Holder. Any undertakings by the Unit Holders necessary to enable or preserve a Safe Harbor Election may be reflected in such amendments and to the extent so reflected shall be binding on each Unit Holder. Each Unit Holder agrees to cooperate with the Manager to perfect and maintain any Safe Harbor Election, and to timely execute and deliver any documentation with respect thereto requested by the Manager.

VIII. DISTRIBUTIONS AND WITHHOLDING

8.1 Distributable Cash. Except as otherwise provided in this Article VIII, the Manager may cause the Company to make distributions of Distributable Cash to the Members from time to time of any monies or property in excess of that needed to properly carry on the business of the Company. Any such distribution of Distributable Cash shall be made to all the Members, and divided among the Members in proportion to their Percentage Interests.

8.2 Tax Distributions. To the extent of available cash, the Manager may make cash distributions for each Fiscal Year in amounts sufficient to enable each Member to discharge any federal, state and local tax liability for such Fiscal Year (excluding interest and penalties) arising as a result of such Member's interest, determined by multiplying forty percent (40%) by the Company's taxable income allocated to such Member for such period. To the extent distributions otherwise payable to a Member pursuant to Section 8.1 with respect to such Fiscal Year are insufficient to cover such tax liabilities, the Company shall, to the extent of available cash, make distributions (the "***Tax Distributions***") in amounts that, when added to the cash distributions otherwise payable, shall equal such tax liability. The amount of such tax liability shall be calculated (a) taking into account the deductibility (to the extent allowed) of state and local income taxes for U.S. federal income tax purposes, and (b) taking into account the amount of net cumulative tax loss previously allocated by the Company to such Member in prior allocation periods and not used in prior allocation periods to reduce taxable income for the purpose of making distributions under this Section 8.2 (based on the assumption that taxable income or tax loss from the Company is each Member's only taxable income or tax loss). Tax Distributions shall be debited against such Member's Capital Account. Distributions pursuant to this Section 8.2 shall be treated as distributions to the Members pursuant to Sections 8.1 and shall be deemed to be an advance against, and shall reduce, subsequent distributions that otherwise would be made pursuant to Sections 8.1.

8.3 Other Distributions. The Company shall make non-liquidating distributions other than those provided for in Sections 8.1 and 8.2 only to the extent agreed to by the Manager and Members holding a Majority Interest. Any such distribution shall be made to the Unit Holders pursuant to the order of priority set forth in Section 8.1.

8.4 Distributions in Kind. If an in-kind distribution of non-cash assets is authorized pursuant to Section 8.5 or Section 9.2, such non-cash assets shall be distributed in the manner that reflects how cash proceeds from the sale of such assets for their Fair Market Value at the time of distribution would have been distributed pursuant to Section 8.5 or Section 9.2, as applicable (after any unrealized income, gain or loss attributable to such non-cash assets has been allocated pursuant to the provisions of Article VII). Any in-kind distribution of a non-cash asset shall be subject to such conditions relating to the disposition and management of such asset as the Manager deems reasonable and equitable and the terms and conditions of any agreement governing such asset (or the operation thereof or the holders thereof) at such time.

8.5 Distributions in Liquidation. Notwithstanding anything to the contrary in this Agreement, distributions in liquidation of the Company shall be made in the following order of priority:

8.5.1 First, to the Class C Unit Holders, in proportion to the aggregate Unrecovered Capital of the Class C Units held by each until the Unrecovered Capital of all Class C Units Holders is zero ($0); and

8.5.2 Second, to the Class B Unit Holders, in proportion to the aggregate Unrecovered Capital of the Class B Units held by each until the Unrecovered Capital of all Class B Units Holders is zero ($0); and

8.5.3 Thereafter, to the Class A Unit Holders (including any Unit Holders whose Class B Units or Class C Units have been converted into Class A Units pursuant to Section 3.2.2) and Profits Interest Unit Holders in proportion to the number of Units held by each; *provided, however*, that the distribution made to any Profits Interest Unit Holder shall be subject to the limitation on distributions described in Section 8.5.4.

8.5.4 Notwithstanding the distribution priority and entitlement set forth in Section 8.5.3, a holder of Vested Profits Interest Units shall not be entitled to receive any distributions on account of such Vested Profits Interest Units pursuant to this Section 8.5 unless and until the sum of the aggregate amount of distributions made by the Company in respect of all Units pursuant to this Section 8.5, and the aggregate amount of proceeds paid by the Company in respect of redemption of any Units (measured, in each case, from and after the date such Vested Profits Interest Unit was issued) equals the Threshold Equity Value applicable to such Vested Profits Interest Unit.

8.6 Withholding. The Company is authorized to withhold from distributions, or with respect to allocations, to Unit Holders and to pay over to the appropriate federal, state or local governmental authority any amounts required to be withheld pursuant to the Code or provisions of applicable federal, state or local law, as determined by the Manager. All amounts withheld pursuant to the preceding sentence in connection with any distribution or allocation to any Unit Holder shall be treated as distributions to such Unit Holder for all purposes of this Agreement.

8.7 Limitations on Distributions. Notwithstanding anything to the contrary in this Agreement, no distribution shall be declared and paid if such distribution would violate the limitations on distributions set forth in the Act. No distributions may be made by the Company except as provided in this Agreement.

8.8 Distributions with Respect to Profits Interest Units. Notwithstanding Section 8.1 or Section 8.5, each distribution that would otherwise be made in respect of any Unvested Profits Interest Units pursuant to Section 8.1 will instead be retained by the Company (such retained amount, the "***Hold Back Amount***"). The Hold Back Amount with respect to any such Unvested Profits Interest Units will subsequently be distributed (without interest) on the earlier of (x) the date on which such Unvested Profits Interest Units become Vested Profits Interest Units (in which case the Hold Back Amount attributable to such Vested Profits Interest Units will be promptly distributed to the holder of such Vested Profits Interest Units) or (y) the date such Unvested Profits Interest Units are forfeited or otherwise terminated (in which case (subject to further application of this Section 8.8) the relevant amounts of the Hold Back Amount attributable to such forfeited Profits Interest Units will be distributed in accordance with Article VIII to such Persons who are Unit Holders as of such time).

IX. DISSOLUTION AND LIQUIDATION

9.1 Events of Dissolution. Except as otherwise provided in this Agreement, the Company shall dissolve upon the earlier of:

(a) the written consent of the Manager and Members holding a Majority Interest; or

(b) the sale, transfer or other disposition of all or substantially all of the Company's assets unless otherwise determined by the Manager in writing.

9.2 Liquidation. Upon the dissolution of the Company, the Manager shall wind up the affairs of the Company, including complying with any filings, notices or other requirements under the Act. A full account of the assets and liabilities of the Company shall be taken. The assets shall be promptly liquidated and the proceeds thereof applied as required by this Agreement and the Act. Upon discharging all debts and liabilities, all remaining assets shall be distributed to the Members or their representatives by the end of the Fiscal Year which the liquidation occurs (or, if later, within ninety (90) days after the date of such liquidation) in the manner set forth in Section 8.5. With the approval of Members holding a Majority Interest, the Manager may, in the process of winding up, cause the Company distribute property in kind, subject to Section 8.4.

9.3 No Obligation to Restore Negative Capital Account Balance. No Unit Holder shall have any obligation to make any Capital Contribution to eliminate the negative balance, if any, of such Unit Holder's Capital Account, and any such negative balance shall not be considered a debt owed by such Unit Holder to the Company or to any other Person for any purpose whatsoever.

X. TRANSFERABILITY OF UNITS

10.1 Restriction on Transfers. Except as otherwise permitted under Section 10.2, no Unit Holder may Transfer all or any portion of his, her or its Units. Any purported Transfer not permitted under Section 10.2 shall be null and void and of no force or effect whatsoever; *provided* that, if the Company is nonetheless required to recognize any such Transfer, the transferee shall have only the rights of an Assignee pursuant to Section 10.6.3 unless admitted as a Substituted Member pursuant to Section 10.7. Any Person engaging or attempting to engage in a Transfer or attempted Transfer not permitted under Section 10.2 shall indemnify and hold harmless the Company, the Manager and all non-Transferring Members from all costs, liability and damage that any of such indemnified Persons may incur (including, without limitation, incremental tax liability and attorneys' fees and costs) as a result of such Transfer or attempted Transfer and enforcement of the foregoing indemnity.

10.2 Permitted Transfers. Subject to the conditions and restrictions set forth in Section 10.5, a Unit Holder may Transfer, at any time, all or any portion of his, her or its Units to the following Persons (each, a "***Permitted Transferee***"):

(a) to any Member;

(b) to a trust, the beneficiaries of which include only such transferor, the spouse, the lineal descendants or other members of the family of such transferor;

(c) to the transferor's executor, conservator, administrator, trustee or personal representative upon death or adjudicated incompetence, to the transferor's beneficiaries under his or her will or otherwise upon death;

(d) to the Company or any other transferee upon the consent of the Manager; or

(e) in accordance with the provisions of Section 10.3 or 10.4.

10.3 Right of First Refusal on Class A Units, Class B Units and Class C Units.

(a) Except as otherwise provided in Section 10.2(a) through 10.2(d) or Section 10.4, if a Member either (a) receives an offer to purchase all or a portion of their Class A Units, Class B Units or Class C Units and desires to accept it, or (b) decides to convey or contract to convey all or a portion of their Class A Units, Class B Units or Class C Units (the "***Selling Member***"), they shall, prior to accepting such offer or entering into an unconditional agreement for sale, provide to the Company written notification of such intentions (the "***Offer***"), which Offer shall specify the material terms and conditions of the conveyance proposed, the purchase price therefor (which must consist entirely of monetary consideration), the manner in which such purchase price is to be paid, and all other material terms and conditions of the transaction, including the number of Class A Units, Class B Units or Class C Units to be sold, together with the names and addresses of the purchasers (the "***Proposed Transferees***") and a brief description of their financial status. Each party hereto agrees that such terms shall include the obligation of the purchaser to comply with the conditions set forth in this Agreement. Within ten (10) days following receipt, the Manager shall deliver a copy of the Offer to the Uncle Nearest Member and each Other Member.

(b) After receiving the Offer, the Company, the Uncle Nearest Member and the Other Members shall have forty-five (45) calendar days (the "***Offer Period***") within which to make a written election (which, in the case of the Company, shall be exercisable by the Manager) to purchase the Offered Units, subject to the order of priority and limitations set forth in Section 10.3(c), upon the terms and conditions set forth in the Offer. If the Uncle Nearest Member, the Other Members and/or the Company do not respond or elect to purchase all (or any portion thereof) of the Offered Units within the Offer Period, the Selling Member may affect the sale of the Offered Units (or portion not elected to be purchased by the Company, the Uncle Nearest Member and the Other Members) to the proposed purchaser identified in the Offer upon the terms and conditions set forth in the Offer; *provided, however*, that if such sale of the Offered Units is not completed within sixty (60) calendar days after expiration of the Offer Period, the Selling Member may not Transfer the Offered Units pursuant to this Section 10.3 without again complying with the provisions of this Section 10.3.

(c) The rights of first refusal provided in Section 10.3(b) may be exercised wholly or in part by any of the beneficiaries thereof; *provided*, that (i) the parties shall have the right to purchase all or any portion of the Offered Units in the following order of priority: (A) the

Company; (B) the Uncle Nearest Member (for so long as the Uncle Nearest Member holds at least 730 Class C Units); and (C) then the Other Members (which shall include the Uncle Nearest Member in the event the Uncle Nearest Members holds less than 730 Class C Units); (ii) following the initial elections of each of the foregoing parties, each of the other parties may elect to purchase all or any portion of the Offered Units for which a purchase offer has not previously been received; and (iii) in each instance in which one or more Other Members seeks to purchase the Offered Units, the Other Members participating in such purchase shall allocate the Offered Units among themselves (reduced to reflect any acquisitions of the Offered Units by the Company and/or the Uncle Nearest Member) pro rata based upon the number of Units held by each such Other Member or as they may otherwise agree; *provided, further*, that none of the Company, the Uncle Nearest Member, or the Other Members may acquire the Offered Units unless such Persons, collectively, have agreed to purchase all of the Offered Units. If the purchasing party or parties are unable to procure any required financing or otherwise are unable to or wrongfully refuse to consummate their purchase within the time period set forth in the Offer or within sixty (60) calendar days after their written election to purchase, whoever is later, the Selling Member may thereupon proceed to convey the Offered Units as if the Company, the Uncle Nearest Member and the Other Members had elected not to purchase the Offered Units.

10.4 Repurchase Rights.

10.4.1 **In General.** Upon the occurrence of any one or more of the following events or conditions (each, a "***Trigger Event***") with respect to a Unit Holder (each, a "***Transferor***"), such Transferor shall be deemed to offer to sell to the Company and the Other Members, in accordance with this Section 10.4 all of the Class B Units or Class C Units held by such Transferor:

(a) If a Transferor (and, for purposes of this Section 10.4.1(a) if a Transferor is an entity, an event described herein occurring with respect to the Person owning 50% or more of the interest in such entity) makes an assignment for the benefit of creditors or applies for appointment of a trustee, liquidator, or receiver of any substantial part of its assets, or commences any proceedings relating to himself under any bankruptcy (including Chapter XI), reorganization, arrangement, or similar law;

(b) If any application for appointment of a trustee, liquidator, or receiver of any part of a Transferor's assets is filed or proceeding relating to any bankruptcy (including Chapter XI), reorganization, arrangement, or similar law is commenced against any Transferor, and such Transferor indicates its consent thereto or an order is entered appointing a trustee, liquidator, or receiver or approving the petition in any such proceeding, which order remains in effect for more than sixty (60) calendar days;

(c) If any Transferor institutes any proceeding in a court of competent jurisdiction for sale of all or any portion of his, her or its Class B Units, Class C Units or of any assets of the Company;

(d) Any transfer, award, or confirmation of any Class B Units or Class C Units (or interest therein) of a Transferor to the spouse of the Transferor other than pursuant to a Transfer that is permitted under Section 10.2; or

(e) Any other event which, were it not for this Agreement, would cause any interest in the Company to be Transferred, for consideration or otherwise, by a Transferor to any Person, whether voluntarily, involuntarily, or by operation of law under circumstances that would not bring such event within Sections 10.2(a) through 10.2(d) or Section 10.3.

Within thirty (30) days after the occurrence of a Trigger Event, the Transferor or his, her or its trustee in bankruptcy, personal representative, guardian, executor, or administrator shall give notice of such event to the Company, specifying the date of such event, describing in reasonable detail the nature of the event, the Units affected, and, if applicable, the price per Unit offered by any Person or decreed by a court in connection with such event (the "***Offer Notice***"). If the Company has not received the Offer Notice upon the expiration of said period, any Unit Holder who has knowledge of such event shall give notice to the Company as soon as is reasonably practical. The Manager shall promptly provide each Member with a copy of the Offer Notice.

10.4.2 **Purchase Rights.**

(a) After receiving the Offer Notice, the Company and the Other Members shall have forty-five (45) calendar days within which to make a written election (which, in the case of the Company, shall be exercisable by the Manager) to purchase all or any portion of the Offered Units on the terms and conditions set forth in Section 10.4.3.

(b) The relative rights of the Company and the Other Members to purchase the Offered Units shall be as set forth in Section 10.3(c) (excluding the requirement that the Company and the Other Members must collectively purchase all of Offered Units to exercise their respective purchase rights). Notwithstanding the foregoing, upon the occurrence of a Trigger Event specified in Section 10.4.1(d) with respect to an individual Transferor who is also a Member, the term "Offered Units" shall mean only the Units of the Transferor (or interest in such Units or the Company) awarded to his or her spouse, and the Transferor shall have priority over the Company and the Other Members to purchase such Offered Units in accordance with the terms and conditions set forth in Section 10.4.3.

10.4.3 **Terms and Conditions.**

(a) The purchase price for the Offered Units purchased by the Company and/or the Other Members (each a "***Purchaser***") pursuant to the provisions of this Section 10.4 shall be the fair market value of such Offered Units as of the date of the event giving rise to the purchase option, including any appropriate discounts for lack of marketability, minority interest and otherwise. In the event that the parties are unable to agree upon the fair market value of the Offered Units at any such time, they shall agree upon an independent third party appraiser to determine such value, and the same shall be binding on all parties. The Transferor shall pay for the cost of the appraisal of the Offered Units.

(b) Each Purchaser may pay his or her share of the purchase price determined under Section 10.4.3(a) in full at closing (which shall take place at the principal office of the Company, or such other place as the parties may agree, on a date set by the parties which shall be no more than sixty (60) days after expiration of the forty-five-day-period described in Section 10.4.2) or, alternatively, it may be paid in installments. If a Purchaser elects to pay his or

her share of the purchase price in installments, a down payment equal to not less than ten percent (10%) of such Purchaser's share of the purchase price shall be paid by the Purchaser at closing in immediately available funds. The Purchaser shall pay the balance of his or her share of the purchase price in not more than five (5) equal annual installments, together with interest accruing on the unpaid balance at an annual rate equal to the Prime Rate. Such installments shall commence on the first anniversary of the closing date and continue until the Purchaser has paid his, her or its share of the purchase price in full. A Purchaser electing to make installment payments may prepay any part of the unpaid balance without penalty at any time.

10.5 Conditions to Permitted Transfers. A Transfer shall not be permitted under Section 10.2, 10.3 or 10.4 unless and until the following conditions are satisfied:

(a) The transferor and transferee have executed and delivered to the Company such documents and instruments of conveyance as may be necessary or appropriate in the opinion of counsel to the Company to effect such Transfer in compliance with applicable securities laws and the terms of this Agreement (or, in the case of a Transfer at death or involuntarily by operation of law, have provided sufficient legal evidence of Transfer) and a Joinder in the form attached hereto as Exhibit A.

(b) The transferor and/or transferee have reimbursed the Company for all costs and expenses that the Company reasonably incurs in connection with the Transfer.

(c) The transferor and/or transferee have provided to the Company the transferee's taxpayer identification number, sufficient information to determine the transferee's initial tax basis in the Units Transferred and any other information reasonably necessary to permit the Company to file all required federal and state tax returns and other legally required information statements or returns. Without limiting the generality of the foregoing, the Company shall not be required to make any distribution otherwise provided for in this Agreement with respect to any Units Transferred until it has received such information.

10.6 Rights and Obligations of Assignees and Assignors.

10.6.1 A Transfer by a Member or other Person shall not itself dissolve the Company or entitle the transferee to become a Member or exercise any rights of a Member.

10.6.2 A Member who Transfers one or more Units shall cease to be a Member with respect to such Unit(s). Accordingly, a Transfer by any Member shall, to the extent the Units Transferred had voting rights, eliminate such Person's rights as Member including the power and right to vote on any matter submitted to the Members and, for voting purposes, the Units Transferred shall not be counted as outstanding unless held by a Substituted Member. A Transfer by a Member shall not cause such Person to be released from any liability to the Company solely as a result of the Transfer.

10.6.3 A transferee of Units who is not admitted as a Substituted Member pursuant to Section 10.7 (an "***Assignee***") shall be bound by, and shall take such Units subject to, the terms and conditions of this Agreement as the same applies to Members or Unit Holders and their Units, but such Assignee shall not have any voting rights or other rights or privileges of a Member under this Agreement (including rights to information or accounting of the affairs of the Company, to inspect

the books or records of the Company or preemptive rights, if any, or the right to purchase an interest in the Company pursuant to this Article X) or the Act other than the right to receive such distributions, and to receive such allocation of income, gain, loss, deduction, credit or similar item to which the transferor was entitled with respect to the Transferred Units.

10.7 Admission as Substituted Member. Subject to the other provisions of this Article X, a transferee of Units shall be admitted as a Substituted Member with respect to such Units upon satisfaction of all of the following conditions:

(a) the Manager consents to such admission;

(b) the transferee becomes a party to this Agreement as a Member by executing a Joinder in the form attached hereto as Exhibit A and executing such documents and instruments as the Manager may reasonably request as necessary or appropriate to confirm the transferee as a Member of the Company;

(c) the transferee pays or reimburses the Company for all reasonable costs, including attorneys' fees, that the Company incurs in connection with the admission of the transferee as a Member; and

(d) if the transferee is not a natural person of legal majority, the transferee provides the Company with evidence reasonably satisfactory to counsel for the Company of the authority of the transferee to become a Member and to be bound by the terms and conditions of this Agreement.

Notwithstanding anything to the contrary in this Agreement, a transferee described in Section 10.2(a) who acquires Units in accordance with the terms of this Agreement shall be automatically admitted as a Substituted Member with respect to such Units upon compliance with Section 10.7, other than the requirement imposed in Section 10.7(a).

10.8 Effect of Admission of Substituted Member. A transferee of Units who is admitted as a Substituted Member pursuant to Section 10.7 shall have the rights and powers, and be subject to the restrictions and liabilities of a Member, and shall be liable, to the extent of the Units Transferred, for any obligations of the transferor to make capital contributions, but shall not be obligated for liabilities for which the transferor was liable that were reasonably unknown to the Substituted Member at the time of becoming a Member. Notwithstanding the admission of a transferee as a Substituted Member, the transferor shall not be released by reason of such admission from any liability he, she or it may have to the Company.

10.9 Drag-along Rights.

10.9.1 **Participation**. Subject to compliance with Section 10.10, if one or more Members, one of which must be the Initial Member, holding a Majority Interest (the "***Dragging Member(s)***"), propose to consummate, in one transaction or a series of related transactions, a Change of Ownership (a "***Drag-along Sale***"), the Dragging Members shall have the right, after delivering the Drag-along Notice in accordance with Section 10.9.3 and subject to compliance with Section 10.9.4, to require that each other holder of Units (each, a "***Drag-along Member***") participate in such sale as set forth in this Section 10.9. For sake of clarity, a Transfer of Units by

any holder thereof that is part of a Drag-along Sale shall not be subject to the rights of first refusal set forth in Section 10.3.

10.9.2 **Sale of Units**. Subject to compliance with Section 10.9.4: (a) if the Drag-along Sale is structured as a sale of Units, each Drag-along Member shall sell all of his, her or its Units; and (b) if the Drag-along Sale is structured as a sale of assets of the Company and the Company subsidiaries or as a merger, consolidation, recapitalization, or reorganization of the Company or other transaction requiring the consent or approval of the Members, then notwithstanding anything to the contrary in this Agreement, each Drag-along Member shall vote in favor of the transaction and otherwise consent to and raise no objection to such transaction, and shall take all actions to waive any dissenters', appraisal or other similar rights that it may have in connection with such transaction. The aggregate consideration payable in the Drag-along Sale shall be allocated among the Dragging Member and the Drag-along Members in accordance with Section 8.5.

10.9.3 **Sale Notice**. The Dragging Member shall exercise its rights pursuant to this Section 10.9 by delivering a written notice (the "***Drag-along Notice***") to the Company and each Drag-along Member no more than ten (10) business days after the execution and delivery by all of the parties thereto of the definitive agreement entered into with respect to the Drag-along Sale and, in any event, no later than twenty (20) business days prior to the closing date of such Drag-along Sale. The Drag-along Notice shall make reference to the Dragging Member's rights and obligations hereunder and shall describe in reasonable detail:

(a) The name of the Third-Party Purchaser;

(b) The proposed date, time and location of the closing of the sale;

(c) The proposed amount of consideration for the Drag-along Sale and the other material terms and conditions of the Drag-along Sale, including a description of any non-cash consideration in sufficient detail to permit the valuation thereof; and

(d) A copy of any form of agreement proposed to be executed in connection therewith.

10.9.4 **Conditions of Sale**. The obligations of the Drag-along Members in respect of a Drag-along Sale are subject to the satisfaction of the following conditions:

(a) The terms and conditions of such sale shall, except as otherwise provided in Section 10.9.2 with respect to consideration to be received by the Dragging Member and each Drag-along Member and in this Section 10.9.4, be the same as those upon which the Dragging Member sells its Units; and

(b) Each Drag-along Member shall execute the applicable purchase agreement, if applicable, and make or provide the same representations, warranties, covenants, indemnities and agreements as the Dragging Member makes or provides in connection with the Drag-along Sale; *provided* that each Drag-along Member shall only be obligated to make individual representations and warranties with respect to its title to and ownership of the applicable Units, authorization, execution and delivery of relevant documents, enforceability of such

documents against the Drag-along Member, and other matters relating to such Drag-along Member, but not with respect to any of the foregoing with respect to any other Members or their Units; *provided*, *further*, that all representations, warranties, covenants and indemnities shall be made by the Dragging Member and each Drag-along Member severally and not jointly and any indemnification obligation shall be pro rata based on the consideration received by the Dragging Member and each Drag-along Member, in each case in an amount not to exceed the aggregate proceeds received by the Dragging Member and each such Drag-along Member in connection with the Drag-along Sale.

10.9.5 **Cooperation**. Each Drag-along Member shall take all actions as may be reasonably necessary to consummate the Drag-along Sale, including, without limitation, entering into agreements and delivering certificates and instruments, in each case, consistent with the agreements being entered into and the certificates being delivered by the Dragging Member, but subject to Section 10.9.4(b).

10.9.6 **Fees and Expenses**. The fees and expenses of the Dragging Member incurred in connection with a Drag-along Sale and for the benefit of all Drag-along Members (it being understood that costs incurred by or on behalf of the Dragging Member for its sole benefit will not be considered to be for the benefit of all Drag-along Members), shall be paid or reimbursed by the Company or the Third-Party Purchaser, in either case as transaction expenses in connection with the Drag-along Sale.

10.9.7 **Consummation of Sale**. The Dragging Member shall have ninety (90) days following the date of the Drag-along Notice in which to consummate the Drag-along Sale, on the terms set forth in the Drag-along Notice (which 90-day period may be extended for a reasonable time not to exceed one-hundred and twenty (120) days to the extent reasonably necessary to obtain required approvals or consents from any governmental authority). If at the end of such period the Dragging Member has not completed the Drag-along Sale, the Dragging Member may not then exercise its rights under this Section 10.9 without again fully complying with the provisions of this Section 10.9.

10.10 Purchase Option.

(a) Except as otherwise provided in Section 10.2(a) through 10.2(d), Section 10.3 or Section 10.4, if the Initial Member or Members holding a Majority Interest or the Company (the "***Offering Party***") receive a bona fide offer to consummate, in one transaction or a series of related transactions, a Change of Ownership as described in subparts (ii) and (iii) of the definition thereof (the "***Proposed Transaction***"), the Offering Party shall, prior to accepting such offer or entering into an unconditional agreement for the Proposed Transaction, provide to the Uncle Nearest Member written notification of such intentions (the "***Purchase Offer***"), which Purchase Offer shall specify the material terms and conditions of the Proposed Transaction, the purchase price therefor (which must consist entirely of monetary consideration), the manner in which such purchase price is to be paid, and all other material terms and conditions of the transaction, including the number of Units to be sold, together with the names and addresses of the purchasers (the "***Proposed Purchasers***"). Within ten (10) days following receipt, the Manager shall deliver a copy of the Purchase Offer to the Uncle Nearest Member.

(b) After receiving the Purchase Offer, the Uncle Nearest Member shall have up to fourteen (14) business days (the "***Purchase Offer Period***") within which to make a written election (the "***Purchase Option Election Notice***") to purchase all Units held by the Offering Party and all other Members (the "***Purchase Option***"); *provided* that, and subject to Section 10.10(c), the Uncle Nearest Member shall not be permitted to exercise the Purchase Option if the Uncle Nearest Member holds less than 730 Class C Units. For the avoidance of doubt, if the Uncle Nearest Member elects to exercise the Purchase Option, the Proposed Transaction shall be a Drag-Along Sale subject to Section 10.9, with the Offering Party deemed to be the Dragging Member and all Members other than the Offering Party deemed to be Drag-Along Members for the purposes of consummating the Proposed Transaction. If the Uncle Nearest Member does not respond within the Purchase Offer Period, the Offering Party may affect the Proposed Transaction with the Proposed Purchasers identified in the Purchase Offer upon the terms and conditions set forth in the Purchase Offer and such Proposed Transaction will be subject to the drag-along rights set forth in Section 10.9; *provided, however*, that if such sale of the Offered Units is not completed within ninety (90) calendar days after expiration of the Offer Period, the Offering Party may not Transfer the Offered Units pursuant to this Section 10.10 without again complying with the provisions of this Section 10.10.

(c) The Purchase Option shall expire and be of no further force and effect in the event 1) the Uncle Nearest Member does not exercise the participation rights set forth in Section 3.6, and 2) such participation rights are not revived as set forth in Section 3.6. (the "***Purchase Option Expiration***").

XI. LIMITATION OF LIABILITY; INDEMNIFICATION

11.1 Limitation of Liability. No Member or Manager (each, a "**Covered Person**") shall be liable, responsible or accountable in damages or otherwise to the Company or the Members for any act or omission by any such Covered Person performed in good faith pursuant to the authority granted to such Covered Person by this Agreement or in accordance with its provisions, and in a manner reasonably believed by such Covered Person to be within the scope of the authority granted to such Covered Person by this Agreement or in accordance with its provisions and in the best interest of the Company; provided, however, that such Covered Person shall retain liability for (i) any breach of any duty of loyalty owed by such Covered Person to the Company or its Members, except as otherwise limited by this Agreement, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) for any unlawful distribution under ORS 63.235, or (iv) for any transaction from which such Covered Person received any improper benefit.

11.2 Indemnification. To the fullest extent permitted by the Act or other applicable law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Company to provide broader indemnification rights than said law permitted the Company to provide prior to such amendment), the Company shall indemnify each Covered Person for any loss, damage, or claim incurred by such Covered Person by reason of (i) any claim or demand made by any Person arising out of or resulting from any act or omission on the part of the Company, including the breach or failure to perform any agreement or covenant made by the Company and (ii) any act or omission performed or omitted by such Covered Person in good faith on behalf of the Company and in a manner reasonably believed to

be within the scope of authority conferred on such Covered Person by this Agreement; provided, however, that this Section 11.2 shall not eliminate or limit the liability of a Covered Person (i) for any breach of any duty of loyalty owed by the Covered Person to the Company or its Members, except as otherwise limited by this Agreement, (ii) for acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law, (iii) for any unlawful distribution under ORS 63.235, or (iv) for any transaction from which the Covered Person received any improper benefit.

11.3 Expenses. The right to indemnification conferred in Section 11.2 shall be a contract right and shall include the right to be paid by the Company the expenses incurred in defending any proceeding in advance of its final disposition; provided, however, that the payment of such expenses in advance of the final disposition of a proceeding shall be made only upon delivery to the Company of an undertaking, by or on behalf of such Covered Person, to repay all amounts so advanced if it shall ultimately be determined that such Covered Person is not entitled to be indemnified under Section 11.2 or otherwise; provided, further, that no Covered Person shall be entitled to be paid such expenses in advance of final disposition in a proceeding that is brought against such Covered Person by the Company or a Member. The right to indemnification and payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in Section 11.2 shall not be exclusive of any other right any Covered Person may have or hereafter acquire under any statute, this Agreement, vote of Members or otherwise.

11.4 Insurance. The Company may purchase and maintain insurance on behalf of its Members and such other Persons as the Manager shall determine against any liability that may be asserted against or expense that may be incurred by such Persons in connection with the offering of interests in the Company or the business or activities of the Company, regardless of whether the Company would have the power to indemnify such Persons against such liability under the provisions of this Agreement.

XII. MISCELLANEOUS

12.1 Notices. Any notice or other communication required or permitted under this Agreement shall be deemed to have been duly given if delivered personally to the party to whom directed or, if mailed, by registered or certified mail, postage and charges prepaid, addressed (a) if to a Unit Holder, to the Unit Holder's address specified on Schedule 1, and (b) if to the Manager or the Company, to the Company's address specified in Section 1.4. Any such notice shall be deemed to be given when (i) personally delivered, (ii) if electronic submission, upon receipt or, (iii) if mailed, two (2) business days after the date of mailing. A Unit Holder, the Manager or the Company may change his, her or its address for purposes of notices hereunder by giving notice specifying such changed address in the manner specified in this Section 12.1.

12.2 Entire Agreement. This Agreement (including the Schedules and Exhibits attached hereto), together with any Spousal Consent or other agreement to be bound by the provisions of this Agreement, constitutes the entire agreement among the parties with respect to the subject matter hereof; it supersedes any prior agreement or understandings among the parties as to such matters, oral or written, all of which are hereby canceled.

12.3 Governing Law. This Agreement shall be construed and enforced in accordance with the internal laws of the state of Oregon, including without limitation, the Act, without regard to the conflict of laws provisions thereof.

12.4 Jurisdiction and Venue. If any suit is brought arising out of or in connection with this Agreement, the parties consent to the jurisdiction of, and agree that sole venue will lie, in the state and federal courts located in Portland, Oregon.

12.5 Power of Attorney. Each Unit Holder hereby constitutes and appoints the members of the Manager with full power of substitution, as such Unit Holder's true and lawful agent and attorney-in-fact, with full power and authority in his or its name, place and stead, to execute, swear to, acknowledge, deliver, file, and record in the appropriate public offices (a) this Agreement, all certificates, and other instruments and all amendments (in the manner set forth herein) thereof in accordance with the terms hereof which the Manager deems appropriate or necessary to form, qualify, or continue the qualification of, the Company as a limited liability company in the Oregon and in all other jurisdictions in which it may conduct business or own property; (b) all instruments which the Manager deems appropriate or necessary to reflect any amendment, change, modification, or restatement of this Agreement in accordance with the terms of this Agreement; (c) all conveyances and other instruments or documents which the Manager deems appropriate or necessary to reflect the dissolution and liquidation of the Company in accordance with the terms of this Agreement; and (d) all instruments relating to the admission, withdrawal, or substitution of any Member or Unit Holder in accordance with the terms of this Agreement.

12.6 Amendments. This Agreement may not be amended except in compliance with Section 5.2(a)(vi); *provided*, that an amendment or modification modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (a) such Member relative to the rights of other Members in respect of Units of the same class or (b) a class of Units relative to the rights of another class of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class, as applicable. Notwithstanding the foregoing, (a) the Manager may make (i) any amendment to reflect the admission, substitution or withdrawal of a Unit Holder in accordance with the terms of this Agreement, (ii) any amendment to reflect (A) a change in the name of the Company, its location, principal place of business, registered agent or the registered office of the Company or (B) other ministerial changes, or (iii) any amendment, supplement, waiver or modification that the Manager determines to be required to comply with applicable law; and (b) any amendment modifying the rights or obligations of any Member in a manner that is disproportionately adverse to (i) such Member relative to the rights of other Members in respect of Units of the same class or (ii) a class of Units relative to the rights of another class of Units, shall in each case be effective only with that Member's consent or the consent of the Members holding a majority of the Units in that class, as applicable; and (c) any amendment to Section 5.1 (or any subsection thereof) shall also require the consent of the Initial Member.

12.7 Waiver of Jury Trial. EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

12.8 Construction. The descriptive headings of this Agreement are inserted for convenience only and do not constitute a substantive part of this Agreement. Whenever required by the context, any pronoun used in this Agreement shall include the corresponding masculine, feminine, or neuter forms, and the singular form of nouns, pronouns, and verbs shall include the plural and vice versa. The words "including," "or," "either" and "any" shall be ascribed their non-exclusive meanings unless the context clearly requires otherwise. The language used herein shall be deemed to be the language chosen by the parties hereto to express their mutual agreement; any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. Unless otherwise specified, all references to money are to currency of the United States of America.

12.9 Waivers. The failure of any Person to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

12.10 Remedies. The rights and remedies of the parties hereunder shall not be mutually exclusive, and the exercise of any one right or remedy shall not preclude or waive the right to exercise any other remedies. Said rights and remedies are in addition to any other rights the parties may have by law or otherwise.

12.11 Severability. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application thereof shall not be affected and shall be enforceable to the fullest extent permitted by law.

12.12 Heirs, Successors and Assigns. Each and all of the covenants, terms, provisions and agreements herein contained shall be binding upon and inure to the benefit of the parties hereto and, to the extent permitted by this Agreement, their respective heirs, legal representatives, successors and assigns.

12.13 Creditors. None of the provisions of this Agreement shall be for the benefit of or enforceable by any creditors of the Company.

12.14 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, and all of which together will constitute one and the same instrument. Counterparts may be delivered via facsimile, electronic mail (including PDF or any electronic signature complying with the U.S. federal ESIGN Act of 2000, *e.g.*, www.docusign.com) or other transmission method and any counterpart so delivered shall be deemed to have been duly and validly delivered and be valid and effective for all purposes.

12.15 Spousal/Registered Domestic Partner Consent. If any individual Unit Holder is married or has a registered domestic partner on the date of this Agreement, such Unit Holder's spouse/registered domestic partner shall execute and deliver to the Company a consent of /registered domestic partner in the form of Exhibit B hereto ("***Spousal Consent***"), effective on the date hereof. Notwithstanding the execution and delivery thereof, such consent shall not be deemed to confer or convey to the spouse/domestic partner any rights in such Unit Holder's Units that do

not otherwise exist by operation of law or the agreement of the parties. If any individual Unit Holder should marry, remarry, or register as a domestic partner subsequent to the date of this Agreement, such Unit Holder shall within thirty (30) days thereafter obtain his/her new spouse's/registered domestic partner's acknowledgement of and consent to the existence and binding effect of all restrictions contained in this Agreement by causing such spouse/registered domestic partner to execute and deliver a Spousal Consent acknowledging the restrictions and obligations contained in this Agreement and agreeing and consenting to the same.

12.16 Counsel Acknowledgement. The Unit Holders acknowledge that the Manager and the Company have recommended that they each obtain independent legal advice regarding this Agreement, and that they each have had an adequate opportunity to seek such legal counsel. The Unit Holders acknowledge that Davis Wright Tremaine LLP, legal counsel for the Company in connection with the preparation of this Agreement, has not represented any one of the Unit Holders.

* * *

Docusign Envelope ID: D68CC06D-1124-4BB0-83B5-0477D23B7282

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MANAGER:

DocuSigned by:

Jill Kuehler

D4E95462A4C3487...

____

Jill Kuehler

Docusign Envelope ID: D68CC06D-1124-4BB0-83B5-0477D23B7282

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Jill Kuehler
D4E95462A4C3487...

____
Jill Kuehler

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

5D0DC65E86C4420...

____

Kate Banfield

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

UNCLE NEAREST VENTURES, LLC

By: 388K
Its: Manager

DocuSigned by:
Fawn Weaver
AB9494805F41424...

By: ______________________________
Fawn Weaver, Chief Executive Officer

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

Signed by:

F2C03139A76E49E...

Tim Beaver

Docusign Envelope ID: C9168772-E5E9-4A1F-88AB-79C1AD4CC21C

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

2A2F3C858A6442F...

Laura Cabral

Docusign Envelope ID: 49936A0C-09B6-4CF3-8D73-A9339912DE2A

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

CIENEGA CAPITAL, LLC

DocuSigned by:
Esther Park
E91FCA27AA114CA...

By:____
Name: Esther Park
Title: CEO

Docusign Envelope ID: 64485D3D-2082-43EF-8886-B5B86D617DD3

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Michael Deignan
4BA936DA776E414...

Michael Deignan

Docusign Envelope ID: 33854DF6-F9F4-41B2-B6CA-5903A13D116A

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

FB7BE2A93184421...

____

Kathleen A. Delhagen

DocuSign Envelope ID: 4106CE14-A105-4FD3-911C-DEC7400D4C9A

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

A3BEB2DF1E92471...

____

Barnes C. Ellis

Docusign Envelope ID: A1C945D0-F53D-428E-B755-C8CA76FA9D33

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Keith Brian Farley
EE7CECFE501944C...

Keith Brian Farley

Docusign Envelope ID: 0004B662-148A-4766-969B-E195F8B70E46

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

KATHLEEN C. FITZPATRICK LIVING TRUST

DocuSigned by:
Kathleen C. Fitzpatrick
By: D1DBDD0112AA44F...
Kathleen C. Fitzpatrick, Trustee

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Dennis P. Gilliam
51B6A2FCDCCB444...

Dennis P. Gilliam

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

A5AC250811464F6...

Caroline Godlee-Campbell

Docusign Envelope ID: 644DE7EC-FAD8-4F8C-996C-1A7D91F7E6C6

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

8435705774514A9...

____

Teri M. Greiling

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

____

Heather Hardy, JTWROS

____

Gregg E. Hardy, JTWROS

Docusign Envelope ID: F7F56A06-EA4D-498E-8CD9-43E823B3D7BF

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

HHardy

9B0A629BA8184A1...

Heather Hardy

DocuSign Envelope ID: C568771D-EC71-4FB6-8735-B6122D64B490

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
JENELLE ISAACSON
42786F2B442F468...

Jenelle Isaacson

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DAVID KAHL REVOCABLE TRUST UTD OCTOBER 12, 2018

DocuSigned by:
David Kahl
9135739FF98944E...

By:____
David Kahl, Trustee

Docusign Envelope ID: 21E53172-6BF4-477A-BB80-E75B34704F19

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

David Kenney

E79E0E9F5FDA4F9...

David S. Kenney

DocuSign Envelope ID: 701B13FC-9E2A-4601-8156-86CB935B2D7B

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

A21D404667B5470...

Jeremy Kresner

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
098CF7053B804AC...

Vince Kuehler, JTWROS

DocuSigned by:
Christina Kuehler
1D3CF4EC2EFF4C3...

Christina Kuehler, JTWROS

Docusign Envelope ID: 14F325EF-B275-450B-B2EB-60825B7C3269

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

A71CA0DBED774F8...

Catherine Lawliss

Docusign Envelope ID: 6211314D-FCBD-4E78-80F0-B4C108BBBA43

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Jonathan Maroney
6F9CDA74983E435...

Jonathan Maroney

Docusign Envelope ID: 404B3F43-D3B4-4C99-8F63-0350EDF0CC86

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
3752A73D4DD3454...

Jacob Seewald McKinney

DocuSigned by:
3752A73D4DD3454...

Beth McKinney

Docusign Envelope ID: 4B78312A-04F1-4005-BF14-C4917EB88116

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Pip Denhart
2CFEA3A53C414F6...

Pip Denhart

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

____

Katie Morford

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

THE PAMELA H. NEFERKARA TRUST UTD MARCH 27, 2015

DocuSigned by:
Pamela H. Neferkara
8DA4D0299E8D432...

By:____
Pamela H. Neferkara, Trustee

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Keeley O'Brien
6B645A0D835E400...

Keeley O'Brien

Docusign Envelope ID: E227529B-9537-4FF0-957F-122D7CEAB3C2

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Esther Park
E91FCA27AA114CA...

Esther Park

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

Matthew J. Patterson

4F670D267CBA467...

Matthew J. Patterson

Docusign Envelope ID: 56BC788A-3B91-4008-B949-06F7DEE84794

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
George W. Preckwinkle
D1B04B3EFC0E49B...

George W. Preckwinkle, JTWROS

DocuSigned by:
Lynda Preckwinkle
55C59F0E85324AE...

Lynda Preckwinkle, JTWROS

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
9889458A494B4CC...

Titia Geraldine Quinton, JTWROS

DocuSigned by:
Patrick Quinton
F74289D0998C4AC...

Patrick Quinton, JTWROS

Docusign Envelope ID: 6C5EF8F1-1C0F-4F8E-80B8-C4F0A18769D4

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

62D742091405443...

Jessica Ann Reid

Docusign Envelope ID: 3E1C66D2-F414-4462-8E7A-D968ECF270C9

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Frances Sanahuja
4971A14719A84CC...

____
Frances Sanahuja

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Dawn Seeberger
3C7E85369CB54BB...

Dawn Seeberger

DocuSigned by:
Ed Seeberger
6EAA792DAF06460...

Ed Seeberger

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

SHAMROCK VENTURE PARTNERS LLC

DocuSigned by:
By: Lisa A. Donoughe
3CEC21379610454...
Name: Lisa A. Donoughe
Title: Member

DocuSigned by:
By: Stanley D. Ference III
84A11806562A469...
Name: Stanley D. Ference III
Title: Member

Docusign Envelope ID: 536EBFF8-CC2D-48D7-A498-0E66F18FA59F

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:

Alison Tierney

4C98B109BE204EC...

Alison Tierney, JTWROS

DocuSigned by:

Michael Tierney

4C98B109BE204EC...

Michael Tierney, JTWROS

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

KAREN TRILEVSKY 1996 TRUST

DocuSigned by:
Karen Trilevsky
56785AD4AA2A48E...

By:____________________________________
Karen Trilevsky, Trustee

DocuSign Envelope ID: 886DDF19-8209-4FB7-A67E-58BA21921D58

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Ara Vallaster
CE0FB7BD10F14D9...

Ara Vallaster, JTWROS

DocuSigned by:
Aaron Babbie
EDC888934535454...

Aaron Babbie, JTWROS

DocuSign Envelope ID: BE44286A-FD83-4109-9D7E-94268C154BB4

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
John Witchel
C0448E700AD24BC...

John Witchel

Docusign Envelope ID: 65493788-3433-47ED-92DA-8CC2A9AE2B22

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

DocuSigned by:
Noah E. Zuckerman
B9A3F95547D0410...

Noah E. Zuckerman, JTWROS

DocuSigned by:
Marianne V. Zuckerman
B9A3F95547D0410...

Marianne V. Zuckerman, JTWROS

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

CARYL ATHANASIU REVOCABLE TRUST

DocuSigned by:
Caryl Athanasiu
3FF92D9C490E4C1...

By:______________________________________
Caryl Athanasiu, Trustee

IN WITNESS WHEREOF, the undersigned has executed this Operating Agreement as of the date first above written.

MEMBER:

MAINSTAR TRUST, CUSTODIAN FBO AVALON ENTERPRISES FBO KATHLEEN FITZPATRICK, ACCT. #SKT 79005

DocuSigned by:
Kathleen C. Fitzpatrick
D1DBDD0112AA44F...

By:________________________________
Name: Kathleen C. Fitzpatrick
Title: Trustee

Schedule 1
to
Amended and Restated
Operating Agreement
of
Freeland Spirits LLC

(As of September 4, 2024)

Name and Address of Unit Holders	Number of Units			
	Class A Units	Profits Interest Units	Class B Units	Class C Units
Jill Kuehler, Founder Freeland Spirits LLC [redacted]	2,000	0	0	0
Uncle Nearest Ventures, LLC [redacted]	0	0	0	740
Mainstar Trust, Custodian FBO Avalon Enterprises FBO Kathleen Fitzpatrick, Acct. #SKT 79005 [redacted]	0	0	0	13
Jessica Ann Reid [redacted]	0	150	175	47
Kathleen A. Delhagen [redacted]	0	75	100	33
Cienega Capital, LLC Attn: Esther Park, CEO [redacted]	0	0	125	9
Heather Hardy [redacted]	0	75	25	60

Name and Address of Unit Holders	Number of Units			
	Class A Units	Profits Interest Units	Class B Units	Class C Units
Molly Troupe [redacted]	0	100	0	0
Allison Bryan [redacted]	0	50	0	0
David Kahl Revocable Trust (dated October 12, 2018) David Kahl, Trustee [redacted]	0	0	75	0
Dennis P. Gilliam [redacted]	0	0	50	0
Karen Trilevsky 1996 Trust Karen Trilevsky, Trustee [redacted]	0	0	50	16
Keeley O'Brien [redacted]	0	0	50	0
Matthew J. Patterson [redacted]	0	0	50	67
Caryl Athanasiu Revocable Trust Caryl Athanasiu, Trustee [redacted]	0	0	45	0
Michael Fitzpatrick [redacted]	0	37	0	0

Name and Address of Unit Holders	Number of Units			
	Class A Units	Profits Interest Units	Class B Units	Class C Units
Heather Hardy and Gregg E. Hardy, JTWROS [redacted]	0	0	35	0
Kate Banfield [redacted]	0	0	35	0
Max Mazur [redacted]	0	35	0	0
Michael Deignan [redacted]	0	0	30	33
Alison Tierney and Michael Tierney, JTWROS [redacted]	0	0	25	0
Barnes C. Ellis [redacted]	0	0	25	0
Caroline Godlee-Campbell [redacted]	0	0	25	0
David S. Kenney [redacted]	0	0	25	67

Name and Address of Unit Holders	Number of Units			
	Class A Units	Profits Interest Units	Class B Units	Class C Units
George W. Preckwinkle and Lynda Preckwinkle, JTWROS [redacted]	0	0	25	8
Jacob Seewald McKinney and Beth McKinney [redacted]	0	0	25	16
Jenelle Isaacson [redacted]	0	0	25	16
Jeremy Kresner [redacted]	0	0	25	20
John Witchel [redacted]	0	0	25	0
Katie Morford [redacted]	0	0	25	0
Keith Brian Farley [redacted]	0	0	25	0
Laura Cabral [redacted]	0	0	25	0

Name and Address of Unit Holders	Number of Units			
	Class A Units	Profits Interest Units	Class B Units	Class C Units
Lisa Donoughe [redacted]	0	25	0	0
Pip Denhart [redacted]	0	0	25	0
Shamrock Venture Partners LLC [redacted]	0	0	25	13
Teri M. Greiling [redacted]	0	0	25	0
The Pamela H. Neferkara Trust UTD March 27, 2015 Pamela H. Neferkara, Trustee [redacted]	0	0	25	3
Tim Beaver [redacted]	0	0	25	0
Vince Kuehler and Christina Kuehler, JTWROS [redacted]	0	0	25	0
Frances Sanahuja [redacted]	0	0	20	0

Name and Address of Unit Holders	Number of Units			
	Class A Units	Profits Interest Units	Class B Units	Class C Units
Jonathan Maroney [redacted]	0	0	20	0
Kathleen C. Fitzpatrick Living Trust Kathleen ("Kacey") C. Fitzpatrick, Trustee [redacted]	0	0	20	16
Ara Vallaster and Aaron Babbie, JTWROS [redacted]	0	0	10	0
Dawn and Ed Seeberger [redacted]	0	0	10	0
Titia Geraldine Quinton and Patrick Quinton, JTWROS [redacted]	0	0	10	6
Catherine Lawliss [redacted]	0	0	5	0
Esther Park [redacted]	0	0	5	16

Name and Address of Unit Holders	Number of Units			
	Class A Units	Profits Interest Units	Class B Units	Class C Units
Noah E. Zuckerman and Marianne V. Zuckerman, JTWROS [redacted]	0	0	5	0
TOTALS	**2,000**	**547**	**1,400**	**1,199**

Name and Address of the Manager:
Jill Kuehler
4830 NE 13th Avenue
Portland, OR 97211

EXHIBIT A

FORM OF JOINDER AGREEMENT

This Joinder to the Amended and Restated Operating Agreement of Freeland Spirits LLC, an Oregon limited liability company (the "***Company***"), dated as of July 12, 2024, as amended or restated from time to time, by and among the Members (the "***Agreement***"), is made and entered into as of __________, ____ by and between the Company and ____________ ("***Holder***"). Capitalized terms used herein but not otherwise defined shall have the meanings set forth in the Agreement.

WHEREAS, on the date hereof, Holder has acquired _______ [Class A][Profits Interest][Class B][Class C] Units in the Company from _____________, and the Agreement and the Company require Holder, as a holder of such Units, to become a party to the Agreement, and Holder agrees to do so in accordance with the terms hereof.

NOW, THEREFORE, in consideration of the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties to this Joinder hereby agree as follows:

1. Agreement to be Bound. Holder hereby (i) acknowledges that Holder has received and reviewed a complete copy of the Agreement and (ii) agrees that upon execution of this Joinder, Holder shall become a party to the Agreement and shall be fully bound by, and subject to, all of the covenants, terms and conditions of the Agreement as though an original party thereto and shall be deemed, and is hereby admitted as, a Member for all purposes thereof and entitled to all the rights incidental thereto.

2. Member Schedule. For purposes of the Member Schedule, the address of Holder is as follows:

[Name]
[Address]
[Units]

3. Governing Law. This Agreement and the rights of the parties hereunder shall be interpreted in accordance with the laws of the state of Oregon, and all rights and remedies shall be governed by such laws without regard to principles of conflicts of laws.

4. Counterparts. This Joinder may be executed in separate counterparts each of which shall be an original and all of which taken together shall constitute one and the same agreement.

5. Descriptive Headings. The descriptive headings of this Joinder are inserted for convenience only and do not constitute a part of this Joinder.

IN WITNESS WHEREOF, the parties hereto have executed this Joinder to the Amended and Restated Operating Agreement of Freeland Spirits LLC as of the date set forth in the introductory paragraph hereof.

COMPANY:

FREELAND SPIRITS LLC

By: ___________________________________
Name: _________________________________
Title: __________________________________

HOLDER:

[NAME]

By: ___________________________________
Name: _________________________________
Title: __________________________________

EXHIBIT B

FORM OF SPOUSAL/REGISTERED DOMESTIC PARTNER CONSENT

I, [NAME OF CONSENTING SPOUSE OR REGISTERED DOMESTIC PARTNER], [spouse/registered domestic partner] of [NAME OF UNIT HOLDER SPOUSE OR REGISTERED DOMESTIC PARTNER], acknowledge that I have read the Amended and Restated Operating Agreement, dated as of July 12, 2024, by and among Freeland Spirits LLC, an Oregon limited liability company (the "***Company***") and the other parties thereto, to which this Spousal/Registered Domestic Partner Consent (this "***Consent***") is attached as Exhibit B (as the same may be amended or amended and restated from time to time, the "***Agreement***"), and that I understand the contents of the Agreement. I am aware that my [spouse/domestic partner] is a party to the Agreement and the Agreement contains provisions regarding the voting and transfer of Units (as defined in the Agreement) of the Company which my [spouse/domestic partner] may own, including any interest I might have therein.

I hereby agree that any interest, including any community property interest, that I may have in any Units of the Company subject to the Agreement shall be irrevocably bound by the Agreement, including any restrictions on the transfer or other disposition of any Units, valuation methods or agreed values for the Units or voting or other obligations as set forth in the Agreement.

I agree that, in the event of divorce or the dissolution of my [marriage/partnership] to my present [spouse/domestic partner] or other legal division of property, I will transfer and sell, at the fair market value, to my [spouse/domestic partner] any and all interest I have or may acquire in the Company, and I further agree that a court may award such entire interest to my [spouse/domestic partner] as part of any such legal division of property. The foregoing agreement is not intended as a waiver of any community property or other ownership interest I may have in Units of the Company, but only as an agreement to accept other property or assets of substantially equivalent value as part of any property settlement agreement or other legal division of property upon divorce or the dissolution of my [marriage/partnership].

I agree not to bequeath my interest, if any, in the Units of the Company, by will, trust or any other testamentary disposition to any person other than my current [spouse/domestic partner]. Further, the residuary clause in my will shall not include my interest, if any, in the Units.

I agree not to pledge or encumber any interest I may have in the Units.

I hereby appoint my [spouse/domestic partner] as my attorney-in-fact with respect to the exercise of any rights and obligations under the Agreement.

This Consent shall be binding on my executors, administrators, heirs, and assigns. I agree to execute and deliver such documents as may be necessary to carry out the intent of the Agreement and this Consent.

I am aware that the legal, financial, and related matters contained in the Agreement are complex and that I am free to seek independent professional guidance or counsel with respect to this Consent. I have either sought such guidance or counsel or determined after reviewing the Agreement carefully that I will waive such right. I am under no disability or impairment that affects

my decision to sign this Consent and I knowingly and voluntarily intend to be legally bound by this Consent.

I hereby agree that my [spouse/domestic partner] may join in any future amendment or modification of the Agreement without any further signature, acknowledgment, agreement, or consent on my part.

Dated to be effective on [EFFECTIVE DATE].

____

Signature

____

Print Name